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DAT : 7/11/05

FILE NO. 82-34777

ARLS
3-31-05

April 27, 2005
Last posted on April 27, 2005

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the year ended March 31, 2005

Forward-Looking Statements

Statements made in this release with respect to JR-West's plans, objectives, strategies, beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management expectations, assumptions, estimates and beliefs in light of the information currently available to it. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the following:

- economic recession, deflation, declines in population or other factors that negatively affect our businesses;
- adverse changes in governmental regulations and guidelines;
- service improvements and decreases in price among competitors;
- declines in operating revenues or unexpected increases in costs;
- liability or adverse publicity associated with property or casualty losses; and
- earthquake and other natural disaster risks.

Information for which the date is not specified in this release is as of April 27, 2005. JR-West does not undertake to revise forward-looking statements to reflect future events or circumstances.

The contents of this document were, to be best of our knowledge, current and accurate as of April 27, 2005 . However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on April 27, 2005 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company
Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges
Code number: 9021
URL: http://www.westjr.co.jp
Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan
President: Takeshi Kakiuchi
For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department
Telephone: +81-6-6375-8889
Date for Convening the Board of Directors Meeting for the Settlement of Accounts: April 27, 2005
Adoption of U.S. GAAP : No

1. Results for FY2005/3 (April 1, 2004 to March 31, 2005)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
FY2005/3	1,220,847	(0.4)	133,100	(4.9)	95,933	(11.7)
FY2004/3	1,215,735	(4.3)	126,930	(3.5)	85.863	(9.0)

	Net income (% change from the previous year)		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-operating revenues ratio
	Millions of yen		Yen	Yen	%	%	%
FY2005/3	58,996	(25.5)	29,462.96	-	11.8	4.0	7.9
FY2004/3	47,016	(12.9)	23,423.19	-	10.2	3.5	7.1

Notes: 1. Gain/(loss) on investment in equity method affiliates:
Year ended March 31, 2005: ¥239 million
Year ended March 31, 2004: ¥1,018 million
2. Average number of shares outstanding during fiscal years:
FY2005/3: 1,999,115 shares
FY2004/3: 1,999,115 shares
3. Changes in accounting methods from the previous consolidated fiscal year: Yes
4. Percentages indicate year-on-year increase/decrease in operating revenues, operating income, recurring profit, and net income.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005/3	2,364,322	524,357	22.2	262,232.61
FY2004/3	2,410.358	479,762	19.9	239,876.24

Note: Number of shares outstanding at fiscal year-end:
Year ended March 31, 2005: 1,999,115 shares
Year ended March 31, 2004: 1,999,115 shares

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2005/3	142,970	-84,918	-66,480	62,241
FY2004/3	140,229	-91,691	-67,991	70,655

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 66

Unconsolidated subsidiaries accounted for by the equity method: 0

Affiliates accounted for by the equity method: 4

(5) Changes in the scope of consolidation

The number of consolidated subsidiaries added: 1

The number of consolidated subsidiaries removed: 1

The number of equity method affiliates added: 0

The number of equity method affiliates removed: 0

2. Forecasts for FY2006/3 (April 1, 2005 to March 31, 2006)

	Operating revenues	**Recurring profit**	**Net income**
	Millions of yen	Millions of yen	Millions of yen
Interim FY2006/3	605,500	55,200	29,100
FY2006/3	1,232,500	103,300	57,600

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥28,764.54

Forward-looking statements contained in this report are based on information available at the time of release, and such statements involve risks and uncertainties that could cause actual results to differ substantially from expectations. Please refer to page 10 of the accompanying materials for additional information regarding the aforementioned forecasts.

In addition, the effects of the train derailment that occurred between Tsukaguchi and Amagasaki on the JR Takarazuka Line (Fukuchiyama Line) on April 25, 2005 have not been factored into the forecasts for FY2006/3.

BASIC MANAGEMENT POLICIES

1. Management Policy

The West Japan Railway Company Group (the JR-West Group) is principally engaged in railway operations. Complementary operations in sales of goods and food services and real estate are undertaken with the aim of providing services primarily to the JR-West Group's railway passengers and leveraging the commercial potential of station premises and surrounding properties.

In the execution of these various operations and in line with basic management policy, JR-West and its affiliated companies are working together to realize optimal use of their corporate resources and enhanced competitive strength in their markets. At the same time, they have steadily worked to reinforce their operating structures through focused and effective capital investment and by reconfiguring their administrative and operational systems for increased efficiency.

Amid today's difficult operating environment, JR-West will strive to increase corporate value and maximize the consolidated revenue and profit levels of the JR-West Group as a whole. Toward this goal, JR-West will accurately identify market trends while implementing all possible measures and enhance competitive strength in a strategic and timely manner by achieving optimal use of corporate resources.

2. Basic Policy Regarding the Distribution of Profits

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital reserves to maintain a management foundation that is capable of supporting stable, long-term growth.

In March 2005, the JR-West Group established a new set of medium-term management targets, "Challenge 2008—Together with Our Customers," in which the Group stated its intent to pay annual dividends of ¥6,000 per share through FY2009/3 in light of its capital structure—status of shareholders' equity and long-term debt—provided that continued stable progress is made toward achieving the target for operating revenues.

As for dividends for the fiscal year under review, JR-West has paid an interim dividend of ¥2,500 per share and plans to add ¥1,000 to its regular year-end dividend of ¥2,500 per share, for a total annual cash dividend of ¥6,000 per share.

3. Medium-Term Management Strategy and Targets

The JR-West Group expects to reach almost all of its medium-term management targets for FY2002/3 to FY2006/3 during the current fiscal year. Therefore, in March 2005, the Group established new medium-term management targets to be achieved by FY2009/3, named "Challenge 2008-Together with Our Customers."

JR-West's agenda is to give shape to its management philosophy, which will lay the path for the Group to exert its collective corporate strength, thereby realizing sustainable growth and prosperity and enhancing corporate value. JR-West's corporate activities will be rooted in taking on three challenges: "to adhere to customer perspective," "to expand the top line", and " to reform ceaselessly." "Challenge 2008—Together with Our Customers" includes an action plan that sets out the following eight objectives:

1. Challenge to adhere to customer perspective
2. Challenge to expand the top line
3. Challenge to reform ceaselessly
4. Promote projects for future advancement
5. Promote technological development and research
6. Contribute to regional economics
7. Make positive approaches to global environmental problems
8. Perform corporate social responsibility

In addition, JR-West has established the following numerical targets for FY2009/3:
1. Consolidated return on assets (ROA): 6.4%
2. Consolidated return on equity (ROE): 10.0%

3. Consolidated operating revenues: ¥1,250 billion
4. Transportation revenues: ¥756.5 billion

4. Management Issues

The JR-West Group expects its operating environment to remain challenging amid uncertain economic conditions, a decline in the size of Japan's labor force due to a declining birth rate and an aging population, and intensifying competition from rival transportation operations.

Against this backdrop, the JR-West Group will work toward the achievement of its new medium-term management targets, leveraging the Group's collective strength to enhance the quality of its products and services by making sure that they are designed with the customer in mind, reinforce steps to secure sustained revenue expansion, and create an efficient operating framework through business process reform and other measures.

In its transportation operations, JR-West will continue to work to ensure safety and stability, which it regards as essential for a healthy railway. JR-West will do everything in its power to prevent accidents through such education- and training-based measures as ensuring that all employees are aware of their responsibilities and such infrastructure-based measures as improving and expanding the use of safety equipment. JR-West will also move forward with the anti-seismic reinforcement of pillars supporting elevated tracks and other ongoing initiatives to protect against earthquakes in light of the derailment of the Joetsu Shinkansen at the time of the Niigata Chuetsu Earthquake in October 2004.

JR-West will endeavor to bolster the competitive strength of its high-speed Sanyo Shinkansen services through the enhancement of *Nozomi* train services, the introduction of competitively priced products, and aggressive sales promotions. JR-West will also take steps to improve its Urban Network services, including the introduction of new commuter rolling stock. In addition, we will work to make the ICOCA IC card system more convenient as part of ongoing efforts to offer superior services that meet the evolving needs of customers and society, continue to develop the DISCOVER WEST and other attractive campaigns, and actively engage in advertising and other promotional activities. JR-West will also focus on making its railway services even more customer-friendly by improving the level of service offered by employees; introducing additional ticket vending machines, which customers can use to purchase Shinkansen tickets and reserved seat tickets for other trains and upgrading the functions of these machines; and working with local governments to introduce additional barrier-free facilities.

In its Sales of Goods and Foods Services and Real Estate operations, JR-West will move forward with the renovation of Osaka Station and the development of the New North Building while continuing to advance its NexStation Plan, which aims to boost the competitiveness of its stations, and broadening business in and around stations by introducing new stores and expanding and remodeling existing stores, with an eye to boosting the Group's revenues and income. Also, JR-West will work to build its new credit card business through various means, including initiatives to attract new card members.

JR-West is committed to ensuring that personal information is handled strictly in accordance with Japan's Personal Information Protection Law, which came into force on April 1, 2005.

5. Corporate Governance Policy and Implementation of Initiatives

In the interest of ensuring efficiency in corporate management and legality in its operations, JR-West is working to augment its corporate governance activities through such measures as accelerating the decision-making process, improving supervision of management, and increasing transparency.

(1) Administrative organization for corporate decision making, executive and supervisory functions, and other mechanisms of corporate governance

To reinforce the supervisory function of the Board of Directors and accelerate the decision-making process, JR-West has reduced the number of directors, introduced the corporate executive officer system, and delegated substantial authority to its executive officers.

In addition to such reforms, since its establishment, JR-West has welcomed individuals from

outside the Company who possess outstanding management prowess and considerable insight to serve as directors and auditors. At present, two of JR-West's nine directors are external directors and two of its three auditors are external auditors. By receiving valuable administrative advice and appropriate supervision from outside perspectives, JR-West ensures the transparency and fairness of operations.

The Board of Directors, as a rule, convenes monthly to review reports on the state of business execution in a timely and appropriate manner as well as deliberate crucial management issues and implement swift decision making. In addition, a managerial council composed of representative directors and executive officers deliberates on fundamental issues regarding business execution.

Based on the supervisory policies and plans formulated by the board of auditors, JR-West's auditors attend Board of Directors' meetings and other important conferences, conduct on-site audits of branch offices and operations, and interview individual directors as required thereby supervising the Board of Directors' execution of its duties as well as providing necessary advice and counsel. Auditors also obtain business reports from subsidiaries and affiliates with which to survey the state of their operations and their financial situations. In addition, through regularly held auditors' conferences, JR-West's auditors review reports on crucial supervisory issues and discuss and decide action measures.

Thus, JR-West has long been putting into practice the basic tenets of the "company with committees" system, and JR-West believes that the ongoing implementation of its current auditor system is the most appropriate approach to augmenting corporate governance.

Regarding internal control mechanisms, in addition to building a framework to apply a systems check with such tools as a collective decision-making system, JR-West is establishing the appropriate committees and organization revisions needed to ensure transparency and efficiency in the execution of its operations. Moreover, the Inquiry & Auditing Department, an internal supervisory body comprising around 20 members, including four auditors, conducts the supervision of all of JR-West's operations to confirm compliance with laws and regulations and the proper running of operations. Most importantly, JR-West recognizes that ensuring safe and stable transportation is its most important task, and, to this end, the Safety Promotion Committee, an internal deliberative organ, determines accident prevention measures and provides the Board of Directors with timely and appropriate reports on its efforts.

In November 2002, JR-West established an employee ethics code, an ethics consultation office, and an ethics committee, offering counsel and training in matters related to corporate ethics, to reinforce efforts to ensure legal compliance and otherwise promote corporate ethics throughout the Group. In addition, we reaffirm our sincerest commitment to corporate social responsibility (CSR), and as a social infrastructure provider, we will carry out our railway-provisioning mandate. At the same time, we will work to build excellent relationships with our customers, shareholders, local communities, and other stakeholders through sound business practices and proper information disclosure. On a practical level, we put all of our efforts into creating and implementing a system to promote CSR under the leadership of the president.

In financial auditing, JR-West has commissioned Shin Nihon & Co. as its independent auditor for a period not to exceed seven years to provide proper auditing based on auditing principles that are generally accepted as fair and adequate and carried out by 4 managing partners, 11 certified public accountants, and 14 junior accountants. Moreover, auditors, the Inquiry & Auditing Department, and the independent auditor work closely with each other, exchanging information related to audit plans, methods, and results as necessary, to ensure that audits are carried out in an efficient and effective manner.

(2) Overview of personal, capital, and transactional relations and other interests between JR-West and its external directors and auditors

External director Yoshio Tateishi, as the Representative Director and Chairman of Omron Corporation, and external director Akio Nomura, as the Representative Director and Chairman of Osaka Gas Co., Ltd., have transactional relations with JR-West.

(3) Implementation of measures to augment corporate governance over the past year

During FY2005/3, the Board of Directors convened 12 times, received reports on the execution of operations in a timely and appropriate manner, deliberated on crucial managerial issues, and conducted prompt decision making.

Through attendance in meetings of the Board of Directors and other important conferences, JR-West's auditors carried out supervision of the directors' execution of their duties and provided necessary advice and counsel. The Board of Auditors convened 14 times, reviewed reports on crucial supervisory matters, and discussed and made decisions on the formulation of auditing plans and other necessary issues.

Specific initiatives to promote a renewed awareness of compliance issues included holding seminars related to corporate ethics conducted by outside instructors and producing a compliance handbook for distribution to all Group employees.

(4) Compensation for Directors and Auditors

During the period under review, JR-West provided the following compensation to directors and auditors:

Compensation provided to internal directors	¥288 million
Compensation provided to external directors	¥16 million
Compensation provided to auditors	¥72 million
Total	¥377 million

(5) Audit Fees

During the period under review, JR-West provided the following compensation to Shin Nihon & Co:

Compensation provided for audit certification per contract agreement	¥66 million
Other compensation	¥12 million
Total	¥79 million

OPERATING RESULTS AND FINANCIAL POSITION

1. Operating Results

(1) FY2005/3 Summary

Although personal consumption in Japan was sluggish, the employment picture visibly improved in the wake of strong capital spending in the private sector, and a moderate recovery ensued in FY2005/3.

Accordingly, as JR-West forges ahead to reach its medium-term management targets, which were set in FY2002/3, it has taken steps to increase revenues and profits by establishing policies for each and every business, including its core railway operations, and making effective use of its assets.

As a result, FY2005/3 consolidated operating revenues grew 0.4% year on year, to ¥1,220.8 billion, and operating income climbed 4.9%, to ¥133.1 billion, recurring profit jumped 11.7%, to ¥95.9 billion, and income after income taxes shot up 25.5%, to ¥58.9 billion.

Numerical targets were achieved for the most part in FY2005/3, one full year ahead of the FY2006/3 targets. In addition, as the achievement of JR-West's complete privatization, both in name and substance, in March 2004, the undertaking of the Osaka Station renovation project and new North Building development plan, and the turning of Nippon Travel Agency Co., Ltd., into a consolidated subsidiary had not been included as part of the plan when the original targets were established, in March 2005, JR-West established a new set of medium-term management targets, "Challenge 2008-Together with Our Customers" to realize sustainable growth and prosperity and to enhance corporate value.

(2) Results by Business Segment

Transportation Operations

In its railway operations, in view of its awareness of the paramount importance of safety and reliability, JR-West worked to raise the safety consciousness of all personnel through the institution of monthly "Safety Promotion Days." Also, to improve the practical business capabilities of each and every employee, JR-West utilized the capabilities of its Training Center to implement training and guidance programs in line with activities at the working level. In addition, JR-West carried out other measures related to both "soft" and "hard" tools, including improvements in railway crossings and expanding the use of safety equipment.

In its transportation operations, in light of the rising number of passengers since the October 2003 timetable revisions, the Group added more 700-Series trains to the Sanyo Shinkansen service as part of its March 2005 timetable revisions and increased the number of Tokyo-direct *Nozomi* trains departing from Okayama and Hiroshima to Tokyo as well as the frequency of departures. It also worked to raise the level of its conventional line services through such initiatives as introducing new rolling stock and upgrading its Special Rapid and Rapid train network by increasing the number of Special Rapid train departures during morning and evening rush hours on the Urban Network (Kyoto-Osaka-Kobe area) service. In its intercity transportation service, JR-West enhanced user convenience by offering more limited express services and adding more stops. Furthermore, the Group upgraded transportation services by completing the electrification of the Kakogawa Line and introducing new rolling stock.

On the sales and marketing side, JR-West improved its competitive position by increasing the number of segments on which "*Nozomi* early reservation discount tickets" can be used and proactively developed advertising campaigns, including TV commercials. In March 2005, JR-West celebrated the 30th anniversary of the opening of the Sanyo Shinkansen service to Hakata as well as its first year of full privatization by selling a low-cost, three-day train pass for unlimited train travel on all JR-West train routes. In its conventional train services, it enabled ICOCA and JR-East's "Suica" cards to be used interchangeably, thereby increasing ridership. In addition, JR-West proactively developed its ongoing "DISCOVER WEST" campaign, generating continuing demand in the Tokyo metropolitan area for travel to western Japan.

In the area of customer service, JR-West has focused on making its railway services more

customer-friendly by establishing the JR-West Customer Center to respond to customer inquiries,

introducing additional Green ticket vending machines, constructing more passenger waiting rooms on train platforms, and putting in more elevators and escalators to create barrier-free facilities.

The Group has also moved forward in the area of technical development, investing to ensure transportation safety and stability, and the development of next-generation rolling stock.

In the area of environmental protection, we independently developed an ISO 14001-compliant environmental management system that has been deployed at numerous Group companies. At the same time, we continue to introduce energy-saving trains and minimize environmental impact by recycling spent resources.

In its bus operations, JR-West has taken customer convenience to a new level by establishing new highway bus routes, including daytime express service between Yokohama and Osaka as well as express service between Osaka and Naruto/Awaji, and introducing a special telephone service for customers using its highway bus routes between Kyoto-Osaka-Kobe and Tokyo.

As a result, operating revenues for Transportation Operations edged up 0.2%, to ¥846.0 billion, and operating income rose 5.2%, to ¥99.3 billion, year on year.

Sales of Goods and Food Services

As part of efforts to boost the competitiveness of its station under the "NexStation Plan" formulated in FY2003/3, JR-West opened "Daily•In" mini-convenience stores in Akashi, Suita, and other stations and renovated the commercial area at the eastern exit of Motomachi Station. In addition, JR-West opened its "CENTRAL COURT" and "FLOAT COURT" shopping areas as part of the renovation of Osaka Station.

As a result, operating revenues for the Sales of Goods and Food Services segment rose 1.3%, to ¥232.8 billion, and operating income slipped 7.6%, to ¥5.2 billion, year on year.

Real Estate

JR-West's efforts to develop its operations in and around stations included the renovation and reopening of the Tarumi Station shopping center under the name "Viento Tarumi," and the opening of Station Plaza Akashi South, a shopping center at Akashi Station. JR-West also leveraged its assets through the development of condominiums and residential land and commenced the renovation of Osaka Station and development of that station's new North Building in May 2004 as part of a total station makeover.

As a result, operating revenues for the Real Estate segment rose 1.3%, to ¥70.8 billion, and operating income climbed 5%, to ¥18.9 billion, year on year.

Other Businesses

In its travel agency operations, JR-West carried out aggressive sales promotion initiatives that leveraged computer systems, including the introduction of "eCarte," a customer management system, and strengthened its online sales capability with its "Travel Plaza" Web site. In JR-West's hotel business, steps were taken to secure revenues, including holding various events in reception/food and beverage operations, enhancing membership card perks, and renovating guest rooms and restaurants in hotels.

In advertising agency services, JR-West worked to develop such new advertising media as advertisements displayed on the exterior of trains on the JR Osaka Loop Line.

As a result, operating revenues for the Other Businesses segment edged up 0.9%, to ¥259.5 billion, and operating income rose 5.5%, to ¥10.1 billion, year on year.

2. Forecasts for FY2006/3

Although upward momentum is anticipated in the Japanese economy, JR-West expects its operating conditions to remain challenging. Against this backdrop, the JR-West Group is implementing various initiatives to optimize its corporate resources to secure stable revenues and profits and ultimately

Consolidated results forecasts for the year ending March 31, 2006 are as follows:

Operating revenue	¥	1,232.5 billion
Operating income	¥	138.4 billion
Recurring profit	¥	103.3 billion
Net income	¥	57.6 billion

3. Financial Position

(1) Cash flows from operating activities

Cash inflows from operating activities rose ¥27.0 billion, to ¥142.9 billion, mainly due to an increase in income before taxes.

(2) Cash flows from investing activities

Cash outflows used in investing activities decreased ¥67.0 billion, to ¥84.9 billion, primarily as a result of the sale of stock, which outstripped capital expenditures for the manufacture of new rolling stock, transport stability measures, and transport capacity improvement.

(3) Cash flows from financing activities

A ¥56.8 billion reduction in long-term debt and payables and the payment of dividends resulted in a ¥66.4 billion outflow, ¥1.5 billion less than the outflow from the same period in the previous fiscal year.

As a result, cash and cash equivalents at the end of FY2005/3 amounted to ¥66.2 billion, down ¥84.0 billion from the previous fiscal year-end.

Cash Flow Indicators

	FY2001/3	FY2002/3	FY2003/3	FY2004/3	FY2005/3
Equity Ratio (%)	16.1	17.0	18.1	19.9	22.2
Market-based rate of equity ratio (%)	41.6	41.3	30.8	34.6	36.9
Number of years of extinguishment of debt	12.3	10.5	9.7	8.8	8.0
Interest coverage ratio	1.8	2.2	2.5	2.8	3.1

Notes:

Equity ratio : shareholders' equity/total assets

Market-based rate of equity ratio: total market capitalization/total assets

Number of years of extinguishment of debt: interest-bearing debt / (operating income + interest & dividend income)

Interest coverage ratio: (operating income + interest & dividend income) / interest expense

Notes:

1. All of the figures in the above table were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total amount of outstanding stock at the end of the term (excluding treasury stock).
3. Interest-bearing debt is defined as interest-bearing debt of long-term debt and payables.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
ASSETS			
Current assets:			
Cash	62,901	71,317	-8,415
Trade notes receivable	14,584	12,464	2,120
Railway fares receivable	13,853	12,681	1,172
Accounts receivable	42,959	35,802	7,157
Marketable securities	2	12	-10
Inventory	15,696	16,241	-544
Deferred tax assets	19,079	25,436	-6,357
Other current assets	45,350	28,761	16,588
Less allowance for doubtful accounts	-308	-352	44
Total current assets	**214,120**	**202,366**	**11,753**
Fixed assets:			
Property, plant and equipment:	**1,982,660**	**2,041,726**	**-59,065**
Buildings	978,474	1,005,173	-26,699
Machinery and transport equipment	248,451	249,047	-596
Land	662,910	678,705	-15,795
Construction in progress	69,296	67,705	1,590
Other property, plant and equipment	23,529	41,094	-17,564
Intangible fixed assets	**19,557**	**20,779**	**-1,221**
Consolidation goodwill	170	335	-164
Other intangible fixed assets	19,387	20,443	-1,056
Investments and other assets:	**147,939**	**145,482**	**2,457**
Investment securities	53,695	56,188	-2,493
Deferred tax assets	73,014	65,030	7,984
Other investments and assets	22,678	25,717	-3,038
Less allowance for doubtful accounts	-1,449	-1,454	4
Total fixed assets	**2,150,158**	**2,207,988**	**-57,829**
Deferred assets	**44**	**4**	**39**
Total assets	**2,364,322**	**2,410.358**	**-46,036**

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Trade notes payable	38,283	42,710	-4,426
Short-term loans	13,420	9,943	3,476
Current portion of long-term debt	30,888	59,273	-28,384
Current portion of long-term payables for acquisition of railway properties	38,623	37,723	899
Accounts payable	92,964	84,926	8,038
Accrued consumption tax	4,068	8,678	-4,609
Accrued income tax	23,879	29,293	-5,413
Railway deposits received	2,011	2,539	-527
Deposits received	72,142	71,943	199
Prepaid railway fares received	30,434	30,080	353
Advances received	85,077	81,685	3,391
Allowance for bonuses	35,850	37,044	-1,194
Reserve for compensation of completion of construction	38	39	-1
Reserve for losses on liquidation of businesses	-	20,660	-20,660
Other current liabilities	29,580	28,398	1,181
Total current liabilities	**497,263**	**544,942**	**-47,678**
Long-term liabilities:			
Bonds	220,000	210,000	10,000
Long-term debt	292,362	293,351	-988
Long-term payables for acquisition of railway properties	499,794	538,197	-38,403
Retirement allowances for employees	199,779	208,934	-9,154
Deferred tax liabilities	76	977	-901
Other long-term liabilities	105,211	110,594	-5,382
Total long-term liabilities	**1,317,224**	**1,362,056**	**-44,831**
Total liabilities	**1,814,488**	**1,906,998**	**-92,509**
Minority interest	**25,476**	**23,598**	**1,877**
Shareholders' equity			
Capital stock	100,000	100,000	-
Capital surplus	55,000	55,000	-
Consolidated retained earnings	365,303	319,491	45,811
Evaluation differences on other securities	4,381	5,597	-1,216
Treasury stock	-327	-327	-
Total shareholders' equity	**524,357**	**479,762**	**44,595**
Total liabilities, minority interest, and shareholders' equity	**2,364,322**	**2,410,358**	**-46,036**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
Operating revenues	**1,220,847**	**1,215,735**	**5,112**
Operating expenses:			
Transportation and other services and cost of sales	880,106	882,886	-2,779
Selling, general and administrative expenses	207,640	205,918	1,722
	1,087,747	**1,088,804**	**-1,057**
Operating income	**133,100**	**126,930**	**6,169**
Nonoperating revenues:			
Interest and dividend	330	398	-68
Equity in earnings of affiliates	239	1,018	-778
Other	5,714	5,918	-204
	6,284	**7,336**	**-1,051**
Nonoperating expenses:			
Interest	42,653	45,736	-3,083
Other	798	2,666	-1,868
	43,451	**48,403**	**-4,952**
Recurring profit	**95,933**	**85,863**	**10,069**
Extraordinary profits:			
Proceeds from construction contract	38,919	29,792	9,127
Compensation for expropriation	6,525	7,684	-1,159
Proceeds from sales of investment securities	25,050	7,609	17,441
Reversal of long-term payables for leased railway facilities	-	52,797	-52,797
Other	8,709	13,031	-4,322
	79,204	**110,915**	**-31,710**
Extraordinary losses:			
Loss on reduction entry of proceeds from construction	38,526	28,988	9,538
Loss on reduction entry of compensation for expropriation	6,510	6,777	-267
Loss on disposal of property, plant and equipment	13,102	-	13,102
Recognition of the prior service cost of retirement benefits due to change in retirement system	-	38,669	-38,669
Provision for losses on liquidation of businesses	-	20,660	-20,660
Impairment losses	4,429	-	4,429
Other	7,156	12,949	-5,792
	69,725	**108,044**	**-38,318**
Income before income taxes	**105,411**	**88,734**	**16,677**
Corporation, inhabitants and enterprise taxes	45,412	49,832	-4,420
Income taxes-deferred	-1,424	-10,033	8,608
Minority interests in earnings of consolidated subsidiaries	2,428	1,918	509
Net income	**58,996**	**47,016**	**11,979**

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
Capital surplus at beginning of the period	**55,000**	**55,000**	**-**
Capital surplus at the end of the period	**55,000**	**55,000**	**-**
Retained earnings at beginning of the period	**319,491**	**281,695**	**37,796**
Increase in retained earnings	**59,005**	**47,979**	**11,026**
Net income	58,996	47,016	11,979
Increase in retained earnings due to addition of consolidated subsidiaries	-	926	-926
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	9	36	-27
Appropriations of retained earnings	**13,193**	**10,183**	**3,010**
Cash dividends	13,000	10,000	3,000
Directors'.bonuses (Including corporate auditors' bonuses)	193 (24)	183 (23)	10 (1)
Retained earnings at the end of the period	**365,303**	**319,491**	**45,811**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	105,411	88,734	16,677
Depreciation and amortization	113,682	115,361	-1,678
Impairment losses	4,429	-	4,429
Loss on reduction entry of fixed assets	38,526	28,988	9,538
Loss from disposal of fixed assets	19,342	9,024	10,317
Loss on write-down of investment securities	76	460	-384
Amortization of consolidation adjustment	181	104	77
Change in allowance for doubtful accounts	-48	-78	29
Change in allowance for retirement benefits	-9,154	27,082	-36,237
Change in allowance for bonuses	-1,194	-1,406	211
Change in other reserves	9	16,032	-16,023
Interest and dividend income	-330	-398	68
Interest expenses	42,653	45,736	-3,083
Equity in earnings of affiliates	-239	-1,018	778
Gain on contributions received for construction	-38,919	-29,792	-9,127
Change in accounts receivable	-9,709	-1,327	-8,382
Change in inventories	544	-2,095	2,640
Change in accounts payable	4,065	-72,696	76,761
Change in accrued consumption tax	-4,611	4,023	-8,634
Other	-25,630	3,661	-29,291
Sub-total	239,084	230,397	8,686
Interest and dividends received	323	389	-66
Interest paid	-43,044	-46,178	3,134
Income taxes paid	-53,392	-44,378	-9,013
Net cash provided by operating activities	**142,970**	**140,229**	**2,740**
II. Cash flows from investing activities			
Cash placed in time deposits (maturities of more than 3 months)	-660	-771	111
Cash withdrawn from time deposits (maturities of more than 3 months)	661	816	-154
Purchases of property, plant and equipment	-145,371	-142,773	-2,597
Proceeds from sales of property, plant and equipment	7,039	5,551	1,487
Receipts of contributions for the construction of railway facilities	40,284	36,719	3,564
Purchases of investment securities	-1,556	-650	-906
Proceeds from sales of investment securities	26,436	10,243	16,193
Increase in loans	-10,129	-328	-9,801
Collections of loans and advances	672	454	218
Other	-2,295	-953	-1,341
Net cash used in investing activities	**-84,918**	**-91,691**	**6,773**
III. Cash flows from financing activities			
Change in short-term borrowings, net	1,437	1,126	311
Increase in long-term debt	32,000	39,500	-7,500
Repayment of long-term debt	-61,373	-61,327	-45
Proceeds from issuance of bonds	10,000	20,000	-10,000
Payments for amortization of bonds	-	-25,000	25,000
Repayment of long-term payables for acquisition of railway properties	-37,504	-35,340	-2,164
Cash dividends	-12,972	-10,011	-2,960
Payment of cash dividends to minority interests	-112	-112	-
Other	2,045	3,174	-1,129
Net cash used in financing activities	**-66,480**	**-67,991**	**1,511**
IV. Change in cash and cash equivalents, net	**-8,427**	**-19,453**	**11,026**
V. Cash and cash equivalents at beginning of the period	**70,655**	**89,310**	**-18,655**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**14**	**798**	**-784**
VII. Cash and cash equivalents at the end of the period	**62,241**	**70,655**	**-8,413**

SEGMENT INFORMATION

1. Information by business segment

FY2004/3 (April 1, 2003 to March 31, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	827,639	196,856	57,970	133,269	1,215,735	-	1,215,735
Intergroup operating revenues and transfers	16,618	32,959	12,016	123,964	185,559	-185,559	-
Total sales	844,258	229,815	69,987	257,233	1,401,294	-185,559	1,215,735
Operating expenses	749,841	224,147	51,967	247,580	1,273,537	-184,733	1,088,804
Operating income	94,417	5,667	18,019	9,653	127,757	-826	126,930
Assets, depreciation, and capital expenditures:							
Total assets	1,818,223	67,621	288,274	237,882	2,412,002	-1,643	2,410,358
Depreciation	94,524	2,209	11,451	7,174	115,361	-	115,361
Capital expenditures	125,081	2,332	7,425	13,058	147,897	-	147,897

FY2005/3 (April 1, 2004 to March 31, 2005)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	829,450	196,684	58,878	135,834	1,220,847	-	1,220,847
Intergroup operating revenues and transfers	16,552	36,178	12,013	123,764	188,507	-188,507	-
Total sales	846,002	232,862	70,891	259,598	1,409,354	-188,507	1,220,847
Operating expenses	746,636	227,625	51,969	249,413	1,275,644	-187,897	1,087,747
Operating income	99,365	5,237	18,922	10,185	133,710	-609	133,100
Assets, depreciation, and capital expenditures:							
Total assets	1,788,767	66,699	286,064	222,013	2,363,546	776	2,364,322
Depreciation	93,803	2,132	10,702	7,043	113,682	-	113,682
Capital expenditures	126,482	3,183	7,990	10,330	147,986	-	147,986

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

   Transportation: railways, ferries, buses

   Sales of goods and food services: department store, sales of goods, food and beverages, wholesale of various goods, etc.

   Real estate business: brokerage and leasing of real estate, operation of shopping center

   Other: hotels, travel services, rental of goods, construction, etc.

4. The principal all-company assets included within the elimination and intergroup item are parent company's surplus funds under management (cash and negotiable securities) and deferred tax assets.

   FY2004/3: ¥128,359 million

   FY2005/3: ¥133,295 million

2. Information by location

As there were no overseas subsidiaries or branch offices in FY2004/3or FY2005/3, this item was not included.

3. Overseas sales

As there were no overseas sales in FY2004/3or FY2005/3, this item was not included.

IMPORTANT SUBSEQUENT EVENT

On April 25, 2005, rapid train derailed on a portion of track between Tsukaguchi and Amagasaki on the JR Takarazuka Line (Fukuchiyama Line), resulting in the death and injury of many passengers.

We offer our profoundest apologies to the deceased and the bereaved, and sincerely pray that the souls of the perished rest in peace. As well, to those passengers who were injured we offer our deepest apologies and sympathy, and earnestly pray for their quick recovery. Furthermore, we sincerely apologize to our customers and shareholders for the tremendous burden we have caused them.

JR-West is fully cooperating with the Aircraft and Railway Accident Investigation Committee in the Ministry of Land, Infrastructure and Transport and the police into the cause of the accident. As a railway operator responsible for customer safety, we take this accident with the deepest and utmost concern, and will do everything within our power to prevent a reoccurrence. Also, we will continue to do all that we can on behalf of the injured, the bereaved, and families of the deceased.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for the Settlement of Accounts: April 27, 2005

Planned start of dividend payments: Undecided

Adoption of unit stock system: No

Interim dividends: Yes

Date of the General Meeting of the Shareholders: Late June 2005

(Slated to be determined at the May 2005 Board of Directors Meeting)

1. Results for FY2005/3 (April 1, 2004 to March 31, 2005)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
FY2005/3	846,477	(0.1)	110,057	(4.3)	74,379	(14.4)
FY2004/3	845,892	(-0.4)	105,475	(2.1)	65,028	(5.9)

	Net income (% change from the previous year)		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-operating revenues ratio
	Millions of yen		Yen	Yen	%	%	%
FY2005/3	48,005	(29.1)	24,002.61	-	10.5	3.5	8.8
FY2004/3	37,174	(11.0)	18,536.62	-	8.7	3.1	7.7

Notes: 1. Average number of shares outstanding during fiscal years:
FY2005/3: 2,000,000 shares
FY2004/3: 2,000,000 shares
2. Changes in accounting methods from the previous consolidated fiscal year: Yes
3. Percentages indicate year-on-year increase/decrease in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

	Dividends per share for the fiscal year	Interim dividends	Year-end dividends	Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-shareholders' equity ratio
	Yen	Yen	Yen	Millions of yen	%	%
FY2005/3	6,000.00	2,500.00	3,500.00	12,000	25.0	2.5
FY2004/3	6,500.00	2,500.00	4,000.00	13,000	35.1	3.0

(3) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005/3	2,098,076	474,315	22.6	237,157.57
FY2004/3	2,126,893	439,381	20.7	219,640.07

Notes: 1. Number of shares outstanding at fiscal year-end:

FY2005/3: 2,000,000 shares

FY2004/3: 2,000,000 shares

2. Number of shares of treasury stock at fiscal year-end:

FY2005/3: 0 shares

FY2004/3: 0 shares

2. Forecasts for FY2006/3 (April 1, 2005 to March 31, 2006)

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year		
				Interim dividends	Year end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim FY2006/3	425,000	48,000	26,000	3,000.00	-	-
FY2006/3	849,000	82,000	49,000	-	3,000.00	6,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥24,500.00.

Forward-looking statements contained in this report are based on information available at the time of release, and such statements involve risks and uncertainties that could cause actual results to differ substantially from expectations.

In addition, the effects of the train derailment that occurred between Tsukaguchi and Amagasaki on the JR Takarazuka Line (Fukuchiyama Line) on April 25, 2005 have not been factored into the forecasts for FY2006/3.

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
ASSETS			
Current assets:			
Cash	36,771	42,746	-5,974
Railway fares receivable	15,905	14,271	1,634
Accounts receivable	16,090	11,951	4,138
Accrued income	3,895	4,383	-487
Short-term loans	20,354	8,432	11,922
Real estate for sale	16	45	-28
Materials and supplies	4,604	4,405	199
Prepaid expenses	1,820	1,961	-141
Deferred tax assets	15,073	21,050	-5,977
Other current assets	13,620	6,676	6,943
Less allowance for doubtful accounts	-183	-197	14
Total current assets	**127,971**	**115,727**	**12,243**
Fixed assets:			
Railway	1,550,306	1,582,454	-32,148
Ferry	172	187	-14
Other operations	55,944	57,885	-1,941
Affiliated business	77,420	82,805	-5,385
Construction in progress	67,825	66,876	948
Investments and advances:	**218,436**	**220,956**	**-2,520**
Investment securities	15,155	15,755	-599
Stocks of subsidiaries	122,470	127,042	-4,572
Long-term loans	14,265	13,221	1,044
Long-term prepaid expense	3,466	2,805	661
Deferred tax assets	61,608	54,882	6,725
Other investments and advances	2,267	8,012	-5,744
Less allowance for doubtful accounts	-796	-762	-34
Total fixed assets	**1,970,104**	**2,011,165**	**-41,060**
Total assets	**2,098,076**	**2,126,893**	**-28,816**

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	108,978	103,166	5,811
Current portion of long-term debt	21,476	51,026	-29,550
Current portion of long-term payables for acquisition of railway properties	38,623	37,723	899
Current portion of long-term payables	5,842	1,168	4,674
Accounts payable	105,366	98,599	6,767
Accrued expenses	19,004	18,264	740
Accrued consumption tax	2,430	6,501	-4,071
Accrued income tax	16,597	23,268	-6,671
Railway deposits received	2,653	3,359	-706
Deposits	11,590	11,672	-81
Prepaid railway fares received	30,381	30,012	369
Deposits received	83,380	79,630	3,750
Advance payments received	152	412	-259
Allowance for bonuses	28,950	30,432	-1,482
Reserve for losses on liquidation of businesses	-	21,210	-21,210
Other current liabilities	67	460	-392
Total current liabilities	**475,495**	**516,909**	**-41,414**
Long-term liabilities:			
Bonds	220,000	210,000	10,000
Long-term debt	206,645	198,221	8,424
Long-term payables for acquisition of railway properties	499,794	538,197	-38,403
Long-term payables	21,833	27,675	-5,842
Retirement allowances for employees	181,718	191,647	-9,928
Other long-term liabilities	18,275	4,861	13,413
Total long-term liabilities	**1,148,266**	**1,170,603**	**-22,336**
Total liabilities	**1,623,761**	**1,687,512**	**-63,750**
Shareholders' equity:			
Capital stock	**100,000**	**100,000**	**-**
Capital surplus	**55,000**	**55,000**	**-**
Capital reserve	**55,000**	**55,000**	**-**
Retained earnings:	**315,492**	**280,588**	**34,904**
Earned legal surplus	11,327	11,327	-
Voluntary reserves	217,647	193,426	24,220
Reserved for advanced depreciation on property	7,647	3,426	4,220
Other reserves	210,000	190,000	20,000
Unappropriated retained earnings	86,518	75,834	10,683
Evaluation differences on other securities	3,822	3,792	29
Total shareholders' equity	**474,315**	**439,381**	**34,934**
Total liabilities and shareholders' equity	**2,098,076**	**2,126,893**	**-28,816**

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
Operating revenues	846,477	845,892	585
Transportation	750,949	750,813	135
Transportation incidentals	22,864	23,074	-210
Other operations	17,781	18,536	-755
Travel Business	1,409	1,656	-247
Miscellaneous	53,473	51,810	1,662
Operating expenses	736,420	740,416	-3,996
Personnel costs	286,863	294,508	-7,645
Non-personnel costs	300,572	291,014	9,558
Energy costs	36,943	36,617	326
Maintenance costs	127,198	121,963	5,234
Miscellaneous costs	136,430	132,433	3,996
Rental payments, etc.	24,624	30,866	-6,241
Taxes	29,760	28,259	1,501
Depreciation	94,599	95,767	-1,168
Operating income	110,057	105,475	4,581
Nonoperating revenues	5,049	5,173	-124
Nonoperating expenses	40,727	45,620	-4,893
Recurring profit	74,379	65,028	9,350
Extraordinary profit	73,628	109,053	-35,425
Extraordinary loss	65,877	105,559	-39,681
Income before income taxes	82,130	68,523	13,606
Income taxes-current	34,877	41,007	-6,130
Income taxes-deferred	-752	-9,658	8,906
Net income			
Retained earnings carried forward from the previous period	48,005	37,174	10,830
Interim dividends			
Unappropriated retained earnings	86,518	75,834	10,683

STATEMENT OF RETAINED EARNINGS

(Figures less than ¥1 million have been omitted) Years ended March 31

	Millions of yen		
	FY2005/3	FY2004/3	Change from the previous year
Unappropriated retained earnings for the current year	86,518	75,834	10,683
Reversal of reserve for advanced depreciation of fixed assets	806	421	385
Total	87,324	76,255	11,069
Appropriation is proposed as follows:			
Cash dividends to shareholders	7,000	8,000	-1,000
Cash dividend per share	¥3,500	¥4,000	
(Regular dividend)		(¥2,500)	
(Commemorative dividend)		(¥1,500)	
Directors' bonuses	-	101	-101
(Including corporate auditors' bonuses]	(-)	(18)	(-18)
Voluntary reserve	32,141	24,641	7,499
Reserve for advanced depreciation of fixed assets	2,141	4,641	-2,500
General reserve	30,000	20,000	10,000
Retained earnings carried forward to the next period	48,182	43,512	4,670

Notes: 1. Interim dividends for FY2004/3 were paid on December 10, 2003: ¥5 billion (¥2,500 per share)

2. Interim dividends for FY2005/3 were paid on December 10, 2004: ¥5 billion (¥2,500 per share)

IMPORTANT SUBSEQUENT EVENT

On April 25, 2005, rapid train derailed on a portion of track between Tsukaguchi and Amagasaki on the JR Takarazuka Line (Fukuchiyama Line), resulting in the death and injury of many passengers.

We offer our profoundest apologies to the deceased and the bereaved, and sincerely pray that the souls of the perished rest in peace. As well, to those passengers who were injured we offer our deepest apologies and sympathy, and earnestly pray for their quick recovery. Furthermore, we sincerely apologize to our customers and shareholders for the tremendous burden we have caused them.

JR-West is fully cooperating with the Aircraft and Railway Accident Investigation Committee in the Ministry of Land, Infrastructure and Transport and the police into the cause of the accident. As a railway operator responsible for customer safety, we take this accident with the deepest and utmost concern, and will do everything within our power to prevent a reoccurrence. Also, we will continue to do all that we can on behalf of the injured, the bereaved, and families of the deceased.

Supplemental Finacial Data

1.Forecasts for FY2006/3(Consolidated Basis)

	Forecast for FY2006/3	FY2005/3	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues	1,232.5	1,220.8	11.6
Operating income	138.4	133.1	5.2
Recurring profit	103.3	95.9	7.3
Net income	57.6	58.9	-1.3

2. Earnings forecasts for FY2006/3 by segment (Consolidated Basis)

	Transportation	Sales of goods and food services	Real estate	Other
	Billions of yen	Billions of yen	Billions of yen	Billions of yen
Operating revenues	848.8	233.6	73.5	275.1
Operating income	105.3	5.3	19.0	9.8

3.Forecasts for FY2006/3 (Non-Consolidated Basis)

	Forecast for FY2006/3	FY2005/3	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues (Transportation)	849.0 (753.5)	846.4 (750.9)	2.5 2.5
Operating income	116.0	110.0	5.9
Recurring profit	82.0	74.3	7.6
Net income	49.0	48.0	0.9

4.Other detailed data

(People, Billions of yen, %)

	FY2005/3		FY2004/3	
	Consolidated Basis	Non- Consolidated Basis	Consolidated Basis	Non- Consolidated Basis
Employees at the end of period (Includes staff seconded to other companies)	43,119 -	26,526 (30,745)	44,080 -	27,581 (32,367)
Retirement payment costs	61.3	56.2	61.8	56.9
Number of employees entitled to retirement payment	3,801	2,345	3,748	2,450
Maintenance costs	-	127.1	-	121.9
Depreciation and amortization	113.6	94.5	115.3	95.7
Financial expenses, net	-42.3	-39.9	-45.3	-42.8
Interest and dividend income	0.3	0.5	0.3	0.4
Interest expenses	-42.6	-40.4	-45.7	-43.3
Capital expenditures	147.9	127.6	147.8	129.4
Own funds	113.1	92.8	120.8	102.3
Long-term debt and payables	1,081.6	1,014.2	1,138.5	1,064.0

Notes: 1. Figures less than ¥100 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

5. Comparison with numeric targets of Medium-Term Management Targets

			FY2005/3	Forecast for FY2006/3	Previous Medium-Term Management Targets (FY2006/3)
ROA (Operating Income)	(consolidated)	%	5.6	5.8	5.4
Operating Income	(consolidated)	billion yen	133.1	138.4	130.0
Net Income	(consolidated)	billion yen	58.9	57.6	50.0
Long-term Debt and Payables	(consolidated)	billion yen	1,081.6	1,040.0	1,100.0
Long-term Debt and Payables	(non-consolidated)	billion yen	1,014.2	980.0	1,000.0
Number of employees at the start of the fiscal year	(non-consolidated)	people	32,854	31,213	32,000

(Translation)

FILE NO. 82-34777

March 23, 2005

Dear Sirs:

Name of the company:	West Japan Railway Company
Representative:	Tsuyoshi Kakiuchi President and Representative Director
Code No.:	No. 9021 Tokyo Stock Exchange Osaka Securities Exchange Nagoya Stock Exchange and Fukuoka Stock Exchange
Further inquiries:	Tatsuo Kijima General Manager of Corporate Communication Department (Tel.: 06-6375-8889)

Notice of Adjustment to the Forecast of Year-End Dividends for the Year Ending March 31, 2005 (the 18th Fiscal Year)

Notice is hereby given that West Japan Railway Company (the "Company"), at the meeting of its Board of Directors held on March 23, 2005, determined to adjust the forecast of year-end dividends per share for the year ending March 31, 2005, as described below:

Description

1. Reason for the adjustment to the forecast of dividends:

As stated in the "CHALLENGE 2008 – TOGETHER WITH OUR CUSTOMERS – (JR-West Group's Medium-Term Business Objectives)" the Company has formulated, the Company, by taking into account the shareholders' equity in its capital composition and the state of long-term debt and payables, plans to increase dividends to ¥6,000 per share (annually) during the period up to the year ending March 31, 2009, provided the Company can secure the sustained and constant growth of operating revenues to reach the targets.

Consequently, the Company has adjusted the forecast of year-end dividends per share for the year ending March 31, 2005 to ¥3,500 by increasing the previous forecast of ¥2,500 by ¥1,000.

We will submit a proposition on the payment of dividends, as described herein, to the 18th Ordinary General Meeting of Shareholders of the Company to be held in June 2005.

2. Particulars of the adjustment:

	Interim dividend per share	Year-end dividend per share	Annual dividend per share
Previous forecast (on November 5, 2004)	¥2,500	¥2,500	¥5,000
Adjusted forecast	¥2,500	¥3,500	¥6,000
(For reference) Results for the previous fiscal year (from April 1, 2003 to March 31, 2004)	¥2,500	¥4,000 (Ordinary dividend: ¥2,500 Commemorative dividend: ¥1,500)	¥6,500 (Ordinary dividend: ¥5,000 Commemorative dividend: ¥1,500)

- END -

(Translation)

FILE NO. 82-34777

June 8, 2005

To the Shareholders:

NOTICE OF THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 18th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please review the accompanying "Information Relating to Exercise of Voting Rights" and sign and return to us by mail the enclosed voting form indicating your approval or disapproval of the propositions by June 22, 2005.

Yours very truly,

Takeshi Kakiuchi
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

1. Date and hour of meeting:

   June 23 (Thursday), 2005, at 10:00 a.m.

2. Place of meeting:

   RIHGA Royal Hotel,
   3-68, Nakanoshima 5-chome, Kita-ku, Osaka, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet, consolidated statement of income, balance sheet and statement of income for the 18th business year (from April 1, 2004 to March 31, 2005).

   2. Report on the results of audit of the consolidated financial statements for the 18th business year by the independent auditors and the Board of Corporate Auditors.

   Matters to be resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 18th business year

   Proposition No. 2: Election of four (4) Directors

   Proposition No. 3: Election of one (1) Corporate Auditor

The consolidated financial statements, the financial statements and the copies of audit reports which shall be attached to the Notice of the General Meeting of Shareholders are as set forth in the "Documents Attached to the Notice of the 18th Ordinary General Meeting of Shareholders" attached herewith (from page 3 to page 41).

\- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the place of meeting.

Information Relating to Exercise of Voting Rights

1. Total number of voting rights of all the shareholders:

   1,999,673 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 18th business year

For the purpose of continuing to pay dividends on a consistent basis and taking into consideration various factors, including the performance for the business year under review and the future business development, management proposes to appropriate retained earnings for the 18th business year, as set forth below.

With regard to our concrete attitude towards dividends, as stated in the Group's new medium-term management targets formulated in March 2005, by taking into account the shareholders' equity in our capital composition and the state of long-term debt and payables, we plan to pay an annual dividend of ¥6,000 per share during the period through the business year ending March 31, 2009, provided we can secure the sustained and constant growth of operating revenues to reach the targets.

With regard to dividends for the business year under review, management paid an interim dividend of ¥2,500 per share in December 2004. As a year-end dividend, management proposes to pay an ordinary dividend of ¥2,500 per share, which is the same as that for the previous business year, plus ¥1,000 per share, totaling ¥3,500 per share.

On April 25, 2005, a rapid train of the Company caused an accident which it derailed between Tsukaguchi and Amagasaki on the Fukuchiyama Line, resulting in a high number of fatalities and injuries among the passengers. We very seriously take the graveness of the accident and have decided to pay no bonuses to Directors and Corporate Auditors for the business year under review.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	86,518,125,757
Reversal of reserve for advanced depreciation of fixed assets:	806,489,089
Total:	87,324,614,846
To be appropriated as follows:	
Cash dividends: (¥3,500 per share)	7,000,000,000
Bonuses to Directors and Corporate Auditors:	-
(Bonuses to Corporate Auditors:	-)
Voluntary reserve:	32,141,691,911
Reserve for advanced depreciation of fixed assets:	2,141,691,911
General reserve:	30,000,000,000
Retained earnings to be carried forward to the next year:	48,182,922,935

(Note) On December 10, 2004, interim dividends of ¥5,000,000,000 (¥2,500 per share) were paid.

Proposition No. 2: Election of four (4) Directors

Directors Masayuki Sakata, Kenzo Tokuoka and Masataka Ide will resign at the close of this Ordinary General Meeting of Shareholders and it is hereby proposed that four (4) Directors be elected to increase their number to strengthen management.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
1.	Masao Yamazaki (May 26, 1943)	April 1966	Joined Japanese National Railways ("JNR")	6 shares
		Dec. 1985	Deputy General Manager, Local Line Operations Department of JNR	
		April 1987	General Manager, Transport Department, Shinkansen Operations Headquarters of West Japan Railway Company (the "Company")	
		June 1992	Director, General Manager of Fukuoka Branch Office; Branch Manager of Fukuoka Branch, TiS Headquarters of the Company	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
		April 1993	Director, Deputy Senior General Manager of Railway Operations Headquarters, General Manager of Transport Safety Department, Railway Operations Headquarters of the Company	
		June 1996	Managing Director, Senior General Manager of Railway Operations Headquarters of the Company	
		June 1997	Managing Director, Senior General Manager of Railway Operations Headquarters、 Acting General Manager of Transport Safety Department, Railway Operations Headquarters of the Company	
		June 1998	Retired from the Company	
		June 1998	Vice President and Representative Director of West Japan Railway MAINTEC Co., LTD.	
		June 1999	President and Representative Director of West Japan Railway MAINTEC Co., LTD. (present post)	
		(Other directorships) • President and Representative Director of West Japan Railway MAINTEC Co., LTD.		
2.	Noboru Koide (May 27, 1949)	April 1973	Joined Japanese National Railways	25 shares
		Sept. 1983	Assistant Manager of Personnel Development Section, Staff Administration Department of JNR	
		April 1987	Manager of Fund Planning Section, Finance Department of the Company	
		April 1996	General Manager of General Affairs Department of the Company	
		June 2000	Executive Officer, Deputy Senior General Manager, Tokyo Headquarters of the Company	
		June 2002	Executive Officer, General Manager of Fukuoka Branch Office of the Company (present post)	
3.	Takashi Kondo (February 7, 1950)	April 1974	Joined Japanese National Railways	25 shares
		Feb. 1986	Manager of Track Maintenance Section, Track & Structures Department, Osaka Railway Operations Division of JNR	
		April 1987	Manager of Track Maintenance Section, Track & Structures Department, Kinki Area Operations Headquarters of the Company	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
		June 1999	General Manager of Track & Structures Department, Railway Operations Headquarters of the Company	
		June 2001	Executive Officer, General Manager of Hiroshima Branch Office of the Company	
		June 2004	Executive Officer, Deputy Senior General Manager of Corporate Resource Development Headquarters, General Manager of New Business Creation Department, Corporate Resource Development Headquarters of the Company (present post)	
4.	Satoru Sone (April 23, 1939)	April 1967	Lecturer of Faculty of Engineering, the University of Tokyo	0 share
		April 1968	Associate Professor of Faculty of Engineering, the University of Tokyo	
		Feb. 1984	Professor of Faculty of Engineering, the University of Tokyo	
		April 1995	Professor, Graduate School of Engineering, the University of Tokyo	
		March 2000	Retired from the University of Tokyo	
		April 2000	Professor of Faculty of Engineering, Kogakuin University (present post)	
		May 2000	Professor Emeritus, the University of Tokyo	

(Notes) 1. Each candidate has no special interest in the Company.

2. Candidate Mr. Satoru Sone meets the requirements for external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 3: Election of one (1) Corporate Auditor

Corporate Auditor Mr. Josei Ito passed away on April 21, 2005 and it is hereby proposed that one (1) Corporate Auditor be elected to fill the vacancy.

The candidate for Corporate Auditor is as follows.

The Board of Corporate Auditors has consented to this proposition.

Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
Ikuo Uno (January 4, 1935)	March 1959	Joined Nippon Life Insurance Company	0 share
	July 1986	Director	
	March 1989	Managing Director	
	March 1992	Senior Managing Director	

Name (Date of birth)	Brief history and other directorships (if any)	Number of shares of the Company held by Candidate
	March 1994 Vice President and Representative Director April 1997 President and Representative Director April 2005 Chairman and Representative Director (present post) (Other directorships) • Chairman and Representative Director of Nippon Life Insurance Company	

(Notes) 1. Candidate Mr. Ikuo Uno is Chairman and Representative Director of Nippon Life Insurance Company, which has constant business dealings with the Company.

2. Candidate Mr. Ikuo Uno is a candidate for external auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan.

-END-

(Translation)

FILE NO. 82-34777

To the Shareholders:

JR-West's Business Report

DOCUMENTS ATTACHED TO
THE NOTICE OF THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

(from April 1, 2004 to March 31, 2005)

Dear Shareholders:

We should like to thank you, our shareholders, for your support to our business activities.

On April 25, 2005, a rapid train of the Company caused an accident in which it derailed between Tsukaguchi and Amagasaki on the Fukuchiyama Line, resulting in a high number of fatalities and injuries among the passengers.

We pray for all the victims of the accident and would like to express our sincerest apology to the bereaved family. We also would like to express our deepest sympathy and sincerest apology to the wounded passengers and wish them recover as soon as possible.

We in all sincerity will exert our company-wide efforts to respond to the bereaved and the injured passengers, as well as the residents in the condominium into which the train crashed. Simultaneously, we again would like to express our sincerest apology to our customers, our shareholders and other parties for causing great anxiety.

As a railway operator who must assure the safety of passengers, we should not have caused the accident. We will again keep in mind that we are in charge of guarding the invaluable life of many passengers and that it is fundamental for all officers and employees to be aware of the mission in common to ensure safety incessantly. Never to permit the recurrence of such any accident, we, all officers and employees, will take our all-out efforts to secure safety and restore the confidence of our passengers and many other people, whereby proving worthy of our shareholders' trust.

Specifically, we will implement a "safety enhancement plan", including the building of a corporate culture of placing first priority on safety, the improvement of operation security systems, the revision of train timetables, methods of nurturing and training human resources responsible for safety and methods of information communications, among other things. Simultaneously, we will establish a safety advisory committee comprised of third-party experts and review our management concept from the perspective of a corporate mission of giving clear priority on safety, all in an effort to prevent a recurrence of a similar

accident from all aspects.

We cordially seek the continued understanding and support of our shareholders for these efforts.

June 2005

Shojiro Nan-ya
Chairman and Representative Director

Takeshi Kakiuchi
President and Representative Director

Table of Contents

- - - - -

(Documents Attached to the Notice of the Ordinary General Meeting of Shareholders)

BUSINESS REPORT

(For the period from April 1, 2004 to March 31, 2005)

I. Outline of business activities:

1. Business trends and achievements of West Japan Railway Group:

(1) General developments and results of business activities

During the business year under review, while personal income growth is slowing down, the employment environment has shown a sign of recovery as investment in the private sector and corporate earnings have had a strong showing. Thus, the Japanese economy has continued to pick up slowly.

Under these circumstances, the Company and its group companies (collectively, the "Group" or "we", as the case may be), with the aim of attaining the "Medium-Term Management Targets" devised in the business year ended March 31, 2002, have exerted efforts to implement various measures in the railway business, our core business, and other businesses and make effective use of our assets to expand revenues and profits.

As a result of these efforts, on a consolidated basis, operating revenues for the business year under review amounted to ¥1,220.8 billion, up 0.4% from the previous business year, while operating income amounted to ¥133.1 billion, up 4.9%. Recurring profit and net income (after income taxes) totaled ¥95.9 billion, up 11.7%, and ¥58.9 billion, up 25.5%, respectively.

In addition, we have almost attained the numerical targets under the "Medium-Term Management Targets" during the business year under review, a year earlier than the target year, the business year ending March 31, 2006. Furthermore, the Company's all remaining shares were sold in March 2004 and the complete privatization of the Company was attained both in name and substance. Certain matters have been materialized which were not part of the original formulation of the management targets, such as the Osaka station renovation and the new North Building development project and the acquisition of Nippon Travel Agency Co., Ltd. as a consolidated subsidiary. Hence, in March 2005, to aim at realizing sustainable growth and expanding and enhancing the enterprise value, we formulated the Group's new medium-term management targets entitled "CHALLENGE 2008 – TOGETHER WITH OUR CUSTOMERS –" for the period through the business year ending March 31, 2009.

(2) Individual developments and results of business activities by segment

<Transportation business>

In the railway operations, the Company, with the understanding that it is the basis of management and the top of its agenda to secure safe and reliable transportation, has implemented measures from the aspect of consolidation of its software and hardware

infrastructures, specifically by making the "Safety Promotion Days" established firmly to boost awareness of safety among its employees, implementing practical guidance and instruction at its training centers, improving railway crossing equipment and upgrading safety systems.

With regard to transportation, as to the Sanyo Shinkansen services, the number of passengers has increased steadily since the revision of the timetables in October 2003. Based on the fact, to further enhance convenience, the Company has introduced an additional 700 Series train upon the revision of timetables in March 2005 to raise the frequency and improve the departure intervals of Nozomi trains which run directly for Tokyo from the Sanyo area. As to the conventional railway lines, in the Urban Network (serving the densely-populated cities of Kyoto, Osaka, and Kobe as well as the surrounding metropolitan areas), the Company has introduced new rolling stock and raised the frequency of Special Rapid trains during commuting hours to improve the network of Special Rapid and Rapid trains. As to intercity transportation, the Company has raised the frequency of Limited Express trains and increased the stations at which such trains stop during commuting hours in an effort to enhance convenience. Upon the completion of construction to electrify the Kakogawa Line, the Company has introduced new rolling stock to improve transportation services.

With regard to marketing activities, as to the Sanyo Shinkansen services, the Company has expanded the service areas for which "Nozomi Early Reservation Discount Tickets" are available and launched marketing campaigns, including TV commercials to strengthen its competitiveness. Additionally, to commemorate the 30th anniversary of the opening of the section between Hakata and Okayama stations on the Sanyo Shinkansen Line and the first anniversary of its complete privatization both in March 2005, the Company launched "*I-ine*, *Sugoine*, JR West Passes" which make available three-day unlimited rides on all lines in its service areas. As to the conventional railway lines, the Company has commenced the mutual use of its "ICOCA" IC cards and East Japan Railway Company's "Suica" IC cards to increase customers. The Company has also continued to conduct "DISCOVER WEST Campaign" and aggressive sales promotional activities to attract tourists from the Tokyo metropolitan area to western Japan.

With regard to passenger services, the Company has exerted its efforts to make its railway system more passenger-friendly by establishing a "JR - West Customer Center" to respond to various inquiries, adding more "Green Ticket Vending Machines", building waiting rooms on the platforms, installing elevators, escalators and other barrier-free equipments, among other things.

With regard to technological development, the Company has focused its efforts on developing technologies to secure safe and reliable transportation and developing next-generation rolling stock through the use of its technological test train.

With regard to environmental matters, the Company has been spreading its unique environment management system among its group companies, modeling after its efforts at its Hakata Car Maintenance Center which has received an international standard ISO 14001 and continued its efforts to reduce its impact on the environment by introducing energy-saving rolling stock and recycling used materials.

With regard to bus business, the Group has started new highway bus routes, including "Daytime express service between Yokohama and Osaka" and "Express service between Naruto-Awaji and Osaka" and commenced a dedicated phone reservation service for customers to use highway buses bound for Tokyo from the Kyoto-Osaka-Kobe area to enhance convenience.

As a result, operating revenues from the transportation business amounted to ¥846.0 billion, up 0.2% from the previous business year and operating income amounted to ¥99.3 billion, up 5.2%.

<Sales of goods and food services>

The Group has instituted the "NexStation Plan" to create convenient and attractive stations formulated in the business year ended March 31, 2003 and has opened small sized convenience stores "Daily-in" in the Akashi station, Suita station and other stations. The Group has also refurbished the commercial zone at the east exit of the Motomachi station to expand the business on its station premises. Additionally, in line with the renovation of the Osaka station, the Company has opened a "CENTRAL COURT" in its central concourse and a "FLOAT COURT" in the east wing of the makeshift station.

As a result, operating revenues from the sales of goods and food services amounted to ¥232.8 billion, up 1.3% from the previous business year and operating income amounted to ¥5.2 billion, down 7.6%.

<Real estate business>

The Group has refurbished and reopened its shopping center in the Tarumi station as "Viento Tarumi" and opened a new shopping center in the Akashi station called "Station Plaza Akashi Minami". Thus, the Group has promoted development of its station premises and surrounding properties. Simultaneously, it has sold condominium apartments and building lots on its former vacant lots of residence for employees to make more effective use of its assets. Furthermore, the Group commenced construction to renovate its Osaka station in May 2004 for the purpose of the drastic renovation of the Osaka station and the development of the new North Building.

As a result, operating revenues from the real estate business amounted to ¥70.8 billion, up 1.3% from the previous business year and operating income amounted to ¥18.9 billion, up 5.0%.

<Other businesses>

As to the travel agency business, we have focused our efforts on sales promotional activities by introducing a customer management system "e carte" that translates travel applications into digitized information and also strengthened sales via the Internet by improving our travel website "Tabi Plaza", among other things, whereby strengthening sales and marketing by use of our systems.

As to the hotel business, we have upgraded benefits of member cards and launched various events in the banquet and food and beverage divisions. We have also upgraded

room accommodations and renewed restaurants in an effort to increase revenues.

As to the advertising business, we have commenced advertisements over the exteriors of trains on the Osaka Loop Line in an effort to develop new advertising media.

As a result, operating revenues from other businesses in the aggregate amounted to ¥259.5 billion, up 0.9% from the previous business year and operating income amounted to ¥10.1 billion, up 5.5%.

(3) Capital Expenditure of the Group

During the business year under review, the Group made investments to secure safe and reliable transportation, improve passenger services and profitability and build up its transportation infrastructures, among other things, which amounted to ¥147.9 billion.

(a) Major projects completed during the business year under review are as follows:

- Construction to build a new station (one on the JR Kobe Line).
- Construction to introduce automatic ticket gate systems for the Sanyo Shinkansen Line.
- Construction to electrify the Kakogawa Line.
- Construction to build new rolling stock (Shinkansen: 16 railcars, conventional railway lines: 174 railcars).

(b) Major projects under construction as of the end of the business year under review are as follows:

- Construction to elevate the tracks near the Himeji station on the JR Kobe Line, between Bishoen and Sugimoto-cho on the Hanwa Line, near the Nara station on the Yamatoji Line, near the Fukui station on the Hokuriku Main Line and near the Fukuchiyama station on the San-in Main Line.
- Construction to extend the operation control system for the JR Kyoto and JR Kobe Lines.
- Construction to build new stations (one each on the JR Kyoto Line, the JR Kobe Line and the Sanyo Main Line).
- Construction to renovate the Osaka station of the JR Kyoto and JR Kobe Lines and to develop the new North Building.
- Construction to renovate the Okayama station of the Sanyo Main Line.
- Construction of access facilities accompanying the construction to build the Osaka Outer Loop Line.

- Construction to improve transportation of the Sagano Line.

- Construction to improve transportation of the Hokuriku Main Line and the Kosei Line.

- Construction to build new rolling stock (Shinkansen: 32 railcars, conventional railway lines: 252 railcars).

(4) Fund raising by the Group

The Group issued ¥10.0 billion of domestic straight bonds and borrowed ¥32.0 billion in long-term debt, which were used for debt redemption and capital expenditure.

2. Future challenges to the Group

The business conditions surrounding the Group are expected to continue to remain severe due to the unforeseeable economic conditions, as well as a decrease in working population resulting from a declining birthrate and a growing proportion of elderly people, and further intensifying competition with other passenger railway companies and other modes of passenger transportation, among other things.

Under these circumstances, to attain its new medium-term management targets entitled "CHALLENGE 2008 – TOGETHER WITH OUR CUSTOMERS –", the Group will exert its all-out efforts to improve the qualities of products and services from a customers' point of view, implement stronger measures for sustained expansion of revenues, renovate its operating processes and establish a more efficient operation management system, among other things.

With regard to its transportation business, to secure safe and reliable transportation, which is vital to its railway business, the Group will implement measures from the aspect of consolidation of its software and hardware infrastructures, such as thorough training of every employee focused on his/her individual duties and the expansion and improvement of safety systems, and take all other possible measures to ensure accident prevention. Additionally, reflecting on the lessons of the accident of a Joetsu Shinkansen train derailed by the Niigata-ken Chuetsu Earthquake in October 2004, the Company will continue to implement anti-earthquake measures, including quake-proof reinforcement works of the columns of its elevated bridges.

With regard to marketing activities, as to the Sanyo Shinkansen services, the Company will further strengthen its fast transportation system focused on "Nozomi" trains and produce price-competitive products and perform aggressive sales promotional activities to strengthen competitiveness against other passenger railway companies and other modes of passenger transportation. As to the conventional railway lines, the Company will introduce new commuter rolling stock for its Urban Network to improve transportation services. The Company will also exert its efforts to enhance the convenience of the "ICOCA" IC cards and provide high-quality services in response to changes in the society and new customer needs. Additionally, the Company will continue to run various attractive campaigns, including the "DISCOVER WEST Campaign" and actively engage in advertising and marketing activities.

Furthermore, the Company will raise the level of services of its employees and increase the number and improve the functions of "Green Ticket Vending Machines". Simultaneously, the Company will, in collaboration with local authorities, continue to install barrier-free facilities, in an effort to create more customer-friendly stations.

With regard to Sales of goods and food services and Real estate business, the Group will steadily promote its project to renovate the Osaka station and develop a new North Building. The Group will also continue to implement the "NexStation Plan" to create convenient and attractive stations, and expand the business on its station premises and surrounding properties by developing new stores and increasing the floor areas of and refurbishing the existing stores, to expand overall revenues and profits. Furthermore, the Group will make an entry in the credit card business as a new business and actively develop the business by issuing invitations for new members or otherwise.

We take the importance of corporate social responsibility (CSR) seriously. We will carry out the missions of a railway as social infrastructure and carry on sound operations in compliance with laws and disclose information adequately, so as to forge good relationships with our stakeholders, including customers, shareholders and regional societies. In particular, we will establish a CSR promotion system with our President as a head and exert our strenuous efforts towards fulfillment of this purpose.

With regard to private information, as the Private Information Protection Law has become effective fully, we will strictly administer and manage private information and take all possible measures for the handling thereof.

We cordially seek the continued understanding and support of our shareholders.

3. Recent business performance and assets of the Group and the Company:

(1) Recent business performance and assets of the Group

Item	15th April 1, 2001 - Mar. 31, 2002	16th April 1, 2002 - Mar. 31, 2003	17th April 1, 2003 - Mar. 31, 2004	18th (current year) April 1, 2004 - Mar. 31, 2005
Operating revenues (billion yen)	1,190.6	1,165.5	1,215.7	1,220.8
Recurring profit (billion yen)	70.0	78.7	85.8	95.9
Net income (billion yen)	45.5	41.6	47.0	58.9
Net income per share (yen)	22,768	20,740	23,423	29,462
Total assets (billion yen)	2,416.7	2,432.7	2,410.3	2,364.3
Net assets (billion yen)	411.4	440.5	479.7	524.3

(Notes) 1. Accounting standards concerning net income per share are applicable as from the 16th business year.

2. The terms of "net income" and "net income per share" are used in accordance with the "Ministerial Ordinance to Amend Part of the Regulations to Enforce the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan, as from the 17th business year.

(2) Recent business performance and assets of the Company

Item	**15th** April 1, 2001 - Mar. 31, 2002	**16th** April 1, 2002 - Mar. 31, 2003	**17th** April 1, 2003 - Mar. 31, 2004	**18th** (current year) April 1, 2004 - Mar. 31, 2005
Operating revenues (billion yen)	869.8	849.0	845.8	846.4
Recurring profit (billion yen)	54.0	61.3	65.0	74.3
Net income (billion yen)	32.5	33.4	37.1	48.0
Net income per share (yen)	16,273	16,695	18,536	24,002
Total assets (billion yen)	2,135.7	2,116.8	2,126.8	2,098.0
Net assets (billion yen)	388.6	410.7	439.3	474.3

(Notes) 1. Accounting standards concerning net income per share are applicable as from the 16th business year.

2. The terms of "net income" and "net income per share" are used in accordance with the "Ministerial Ordinance to Amend Part of the Regulations to Enforce the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan, as from the 17th business year.

II. Outline of the Group (as of March 31, 2005)

1. Major businesses and offices of the Group:

The major businesses the Group engages in and the offices therefor are as follows:

(1) Transportation business

In addition to the railway services, the Group engages in bus services and other services.

- The Company (Kita-ku, Osaka-City)
- Chugoku JR Bus Company (Minami-ku, Hiroshima-City)
- West Japan JR Bus Company (Konohana-ku, Osaka-City)

The outline of the railway services is as follows:

Offices	Route length			Number of stations	Number of rolling stock
	Shinkansen	Conventional railway lines	Total		
	km	km	km		
Kanazawa Branch	-	(28.0) 645.0	(28.0) 645.0	172	612
Kyoto Branch	-	314.0	314.0	98	531
Osaka Branch	-	403.7	403.7	149	1,348
Wakayama Branch	-	282.5	282.5	86	82
Kobe Branch	112.4	236.7	349.1	76	1,693
Fukuchiyama Branch	-	331.7	331.7	71	182
Okayama Branch	157.8	601.0	758.8	152	406
Yonago Branch	-	605.7	605.7	154	257
Hiroshima Branch	287.6	959.3	1,246.9	255	656
Fukuoka Branch	86.2	8.5	94.7	3	800
Total	644.0	(28.0) 4,388.1	(28.0) 5,032.1	1,216	6,567

(Note) The kilometers in the parentheses are shown separately for the Category III railway services (Nanao Line (between Wakura-Onsen and Anamizu)).

The conventional railway lines of Osaka Branch include 19.4 kilometers of the Category II railway services (Kansai-Airport Line (between Rinku-Town and Kansai-Airport) and JR Tozai Line (between Kyobashi and Amagasaki)). The

other lines are all for the Category I railway services.

Category I railway services:	Transportation services provided by using its own railway tracks
Category II railway services:	Transportation services provided by leasing railway tracks from other operators
Category III railway services:	Possession of railway tracks that are used by other operators for transportation services

(2) Sales of goods and food services

The Group engages in department store business in the Kyoto Station Building and sales of goods and food services in major stations.

- West Japan Railway Isetan Limited (Shimogyo-ku, Kyoto-City)
- West Japan Railway Daily Service Net Company (Kita-ku, Osaka-City)
- Japan Railway West Trading Company (Suita-City, Osaka-Prefecture)

(3) Real estate business

The Group engages in sales and lease of real estate by use of its own real estate and operations of shopping centers.

- Kyoto Station Building Development Co., Ltd. (Shimogyo-ku, Kyoto-City)
- Osaka Terminal Building Company (Kita-ku, Osaka-City)
- Tennoji Terminal Building Co., Ltd. (Tennoji-ku, Osaka-City)
- JR-West Japan Real Estate & Development Company
  (Amagasaki-City, Hyogo-Prefecture)

(4) Other businesses

The Group engages in hotel and advertising businesses by use of its own properties, travel agency business that has highly synergistic effects with its transportation services and various construction and engineering works.

- West Japan Railway Hotel Development Limited (Shimogyo-ku, Kyoto-City)
- Nippon Travel Agency Co., Ltd. (Minato-ku, Tokyo)
- JR West Japan Communications Company (Kita-ku, Osaka-City)
- WEST JAPAN RAILWAY TECHNOS CORPORATION
  (Amagasaki-City, Hyogo-Prefecture)
- West Japan Electric System Co., Ltd. (Suita-City, Osaka-Prefecture)

2. State of employees of the Group and the Company:

(1) State of employees of the Group

Classification by business segment	Number of employees
Transportation business	27,372
Sales of goods and food services	2,095
Real estates business	770
Other businesses	12,882
Total	43,119

(Note) The number of employees represents the number of those actually at work in the respective segments.

(2) State of employees of the Company

Number of employees (increase or decrease compared with the end of the previous business year)	Average age (years)	Average length of service (years)
26,526 (down 1,055)	42.0	14.7

(Notes)
1. The number of employees represents the number of those actually at work.
2. The average length of service of all employees, including the length of service for former Japanese National Railways, is 22.4 years.
3. The average age and average length of service are calculated by excluding from the number of employees the number (100) of those on loan to the Company, respectively.

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 8,000,000 shares

(2) Total number of issued shares: 2,000,000 shares

(3) Number of shareholders: 176,435 persons

(4) Major shareholders:

Name	Number of shares (shares)	Ratio of total issued shares (%)	Shares of major shareholders held by the Company	
			Number of shares (shares)	Ratio of total issued shares (%)
Japan Trustee Services Bank, Ltd. (Trust Unit)	144,672	7.23	-	-
The Master Trust Bank of Japan, Ltd. (Trust Unit)	110,587	5.53	-	-
Mizuho Corporate Bank, Ltd.	69,000	3.45	-	-
Sumitomo Mitsui Banking Corporation	64,000	3.20	-	-
JR-West Employee Stock-Sharing Plan	43,103	2.16	-	-
UFJ Bank Limited	42,000	2.10	-	-
State Street Bank and Trust Company 505103	32,050	1.60	-	-
The Sumitomo Trust & Banking Co., Ltd.	32,000	1.60	2,947,000	0.18
Nippon Life Insurance Company	30,000	1.50	-	-
The Dai-Ichi Mutual Life Insurance Company	30,000	1.50	-	-

(Notes) 1. No nonvoting preferred shares are included in the "Shares of major shareholders held by the Company".

2. The Company holds 4,083 shares (ratio of total issued shares: 0.07%) of Sumitomo Mitsui Financial Group, Inc., which is the 100% parent company of Sumitomo Mitsui Banking Corporation.

3. The Company holds 3,210 shares (ratio of total issued shares: 0.06%) of UFJ Holdings, Inc., which is the 100% parent company of UFJ Bank Limited.

4. State of major business affiliations:

(1) State of major subsidiaries:

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
West Japan Railway Hotel Development Limited	18,000	100.0	Hotels
West Japan Railway Isetan Limited	6,000	66.7	Department store
Kyoto Station Building Development Co., Ltd.	6,000	61.4 (61.9)	Real estate leasing
Nippon Travel Agency Co., Ltd.	4,000	79.8	Travel agency
Chugoku JR Bus Company	2,840	100.0	Bus services
West Japan Railway Daily Service Net Company	2,300	91.5	Retail sales
West Japan JR Bus Company	2,110	100.0	Bus services
Osaka Terminal Building Company	2,000	57.4	Real estate leasing
Tennoji Terminal Building Co., Ltd.	1,800	61.7	Real estate leasing
JR-West Japan Real Estate & Development Company	620	100.0	Real estate leasing
Japan Railway West Trading Company	200	67.0 (100.0)	Wholesales
JR West Japan Communications Company	200	65.0 (100.0)	Advertising services
WEST JAPAN RAILWAY TECHNOS CORPORATION	161	62.7	Maintenance for railcar facilities
West Japan Electric System Co., Ltd.	81	51.5	Railway-related electric facilities

(Note) The percentages in the parentheses represent the Company's equity ownership including shares held indirectly through the subsidiaries of the Company.

(2) State of major affiliated companies:

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
Kansai Rapid Railway Co., Ltd.	75,280	23.9 (24.1)	Railway services
Daitetsu Kogyo Co., Ltd.	1,232	36.9	Construction
Kosei Construction Co., Ltd.	780	20.3	Construction

(Note) The percentages in the parentheses represent the Company's equity ownership including shares held indirectly through the subsidiaries of the Company.

(3) Results of business affiliations:

The Company has 66 consolidated subsidiaries, including the above 14 major subsidiaries, and four equity-method companies, including the above three major affiliated companies. The Group's consolidated operating revenues and consolidated net income for the business year under review amounted to ¥1,220.8 billion and ¥58.9 billion, respectively.

5. Major lenders:

Lender	Debt payable	Number of shares of the Company and the ratio of total issued shares held by lenders	
	(billion yen)	(shares)	(%)
Development Bank of Japan	73.5	-	-
Mizuho Corporate Bank, Ltd.	35.1	69,000	3.45
Sumitomo Mitsui Banking Corporation	32.4	64,000	3.20
UFJ Bank Limited	21.2	42,000	2.10
The Sumitomo Trust & Banking Co., Ltd.	11.5	32,000	1.60
The Bank of Tokyo-Mitsubishi, Ltd.	10.6	21,000	1.05
Resona Bank, Limited	10.1	4,000	0.20

6. Directors and Corporate Auditors:

Title	Name	Position
Chairman of the Board of Directors and Representative Director	Shojiro Nan-ya	
President and Representative Director	Takeshi Kakiuchi	
Senior Managing Director and Representative Director	Masayuki Sakata	Provides general assistance to President In charge of Corporate Planning Headquarters, General Affairs Department, Personnel Department, Finance Department
Senior Managing Director and Representative Director	Kenzo Tokuoka	In charge of Railway Operations Headquarters Responsible for safety affairs
Advisory Director	Masataka Ide	
Director	Yasutada Ikeda	In charge of Inquiry & Auditing Department, Construction Department and Corporate Resource Development Headquarters
Director	Kazuaki Maruo	In charge of Corporate Planning Headquarters, Corporate Communication Department, Personnel Department and Tokyo Headquarters
Director	Yoshio Tateishi	Chairman and Representative Director of Omron Corporation
Director	Akio Nomura	Chairman and Representative Director of Osaka Gas Co., Ltd.
Full-time Corporate Auditor	Toshifumi Shiba	
Full-time Corporate Auditor	Tsutomu Iwasaki	

Title	Name	Position
Corporate Auditor	Josei Ito	Chairman and Representative Director of Nippon Life Insurance Company
Corporate Auditor	Kazuo Yoshida	Professor of Graduate School of Economics / Faculty of Economics, Kyoto University

(Notes) 1. Directors Yoshio Tateishi and Akio Nomura meet the requirements of external directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

2. Full-time Corporate Auditor Tsutomu Iwasaki, Corporate Auditors Josei Ito and Kazuo Yoshida are external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

3. Corporate Auditor Josei Ito passed away on April 21, 2005.

7. Amount of remuneration to the account auditors:

(1)	Total amount of remuneration payable to the account auditors by the Company and its subsidiaries:	¥167 million
(2)	Of the total amount set forth in item 1 above, the total amount of remuneration payable for audit certificate services:	¥147 million
(3)	Of the total amount set forth in item 2 above, the total amount of remuneration payable by the Company to the account auditors as its account auditors.	¥66 million

(Note) The amount of remuneration payable to account auditors for their audits under the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan and the amount of remuneration payable for audits under the Securities and Exchange Law of Japan are not specifically separated in the audit contract between the Company and Shin Nihon & Co. and cannot be separated practically. Hence, such amounts are stated collectively.

III. Important facts relating to the state of the Company which occurred subsequent to the date of the closing of accounts

On April 25, 2005, a rapid train of the Company caused an accident in which it derailed between Tsukaguchi and Amagasaki on the Fukuchiyama Line, resulting in a high number of fatalities and injuries among the passengers.

We pray for all the victims of the accident and would like to express our sincerest apology to the bereaved family. We also would like to express our deepest sympathy and sincerest apology to the wounded passengers and wish them recover as soon as possible. Additionally, we heartily apologize to our customers and our shareholders for causing great trouble and anxiety.

To inquire into the cause of the accident, we extend every possible cooperation to the Aircraft and Railway Accidents Investigation Commission of the Ministry of Land, Infrastructure and Transport, and the police in their inquiries and investigations. However, as a railway operator who must assure the safety of passengers, we very seriously take the graveness of the accident and will exert our all-out efforts to prevent similar accidents. Simultaneously, we in all sincerity will continue to respond to the victims, the wounded, the bereaved and their families.

Incidentally, in connection with this accident, we estimate a considerable amount of restoration expenses, etc.

The numeric figures in this business report are truncated.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2005)

ASSETS	(million yen)
Current assets:	214,120
Cash	62,901
Trade notes and accounts receivable	14,584
Railway fares receivable	13,853
Accounts receivable	42,959
Inventories	15,696
Deferred tax assets	19,079
Other current assets	45,352
Less allowance for doubtful accounts	(308)
Fixed assets:	2,150,158
Tangible fixed assets	1,982,660
Buildings and structures	978,474
Machinery, equipment and transport equipment	248,451
Land	662,910
Construction in progress	69,296
Other tangible fixed assets	23,529
Intangible fixed assets	19,557
Consolidation adjustments	170
Other intangible fixed assets	19,387
Investments and other assets:	147,939
Investment in securities	53,695
Deferred tax assets	73,014
Other investments and other assets	22,678
Less allowance for doubtful accounts	(1,449)
Deferred assets	44
TOTAL ASSETS	2,364,322

LIABILITIES

Current liabilities:	497,263
Trade notes and accounts payable	38,283
Short-term borrowings	13,420
Current portion of long-term debt	30,888
Current portion of long-term payables to the acquisition of railway properties	38,623
Accounts payable	92,964
Accrued consumption taxes.	4,068
Accrued income tax	23,879
Railway deposits received	2,011
Deposits	72,142
Prepaid railway fares received	30,434
Advances received	85,077
Less allowance for bonuses	35,850
Other current liabilities	29,618
Long-term liabilities:	1,317,224
Bonds	220,000
Long-term debt	292,362
Long-term payables to the acquisition of railway properties	499,794
Retirement allowances for employees	199,779
Other long-term liabilities	105,288
TOTAL LIABILITIES	1,814,488

MINORITY INTERESTS

Minority interests	25,476

SHAREHOLDERS' EQUITY

Common stock	100,000
Capital surplus	55,000
Retained earnings	365,303
Evaluation differences on other securities	4,381
Treasury stock	(327)
TOTAL SHAREHOLDERS' EQUITY	524,357
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2,364,322

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

(million yen)

Operating revenues		1,220,847
Operating expenses		
Transportation and other services and cost of sales	880,106	
Selling, general and administrative expenses	207,640	1,087,747
Operating income		133,100
Non-operating income		
Interest and dividend income	330	
Equity in earnings of affiliates	239	
Other income	5,714	6,284
Non-operating expenses		
Interest expenses	42,653	
Other expenses	798	43,451
Recurring profit		95,933
Extraordinary profits:		
Proceeds from construction contract	38,919	
Gain on sale of investment in securities	25,050	
Others	15,234	79,204
Extraordinary losses:		
Loss on reduction entry of proceeds from construction	38,526	
Loss on disposition of fixed assets	13,102	
Others	18,097	69,725
Income before income tax		105,411
Corporation, inhabitant and enterprise taxes		45,412
Income taxes-deferred		(1,424)
Minority interests		2,428
Net income		58,996

Important Information Constituting the Bases of Preparation of Consolidated Financial Statements

1. Matters concerning the scope of consolidation

(1) The Company has 66 consolidated subsidiaries (together, the "Group"), including the major subsidiaries listed in the "II-4. State of major business affiliations" of the Business Report.

Tamba Kogen Kaihatsu Co., Ltd., which was liquidated during the business year under review, was excluded from the scope of consolidation and a newly established company JR West Japan Golf Company is included in the scope of consolidation.

(2) The Company has 81 non-consolidated subsidiaries, including Osaka Energy Service Co., Ltd. These companies are excluded from the scope of consolidation, because their aggregate amounts of total assets, net sales, net income or loss (equal to the equity share) and earned surplus (equal to the equity share) do not have a significant effect on the consolidated financial statements.

2. Matters concerning the application of the equity method

(1) The Company has no non-consolidated subsidiary subject to the equity method.

(2) The equity method is applied to the investments in four affiliated companies: Kansai Rapid Railway Co., Ltd., Daitetsu Kogyo Co., Ltd., Kosei Corporation and Railway Information Systems Co., Ltd.

(3) These 81 non-consolidated subsidiaries and 13 affiliated companies, including Nara Hotel Co., Ltd. are excluded from the scope of the application of the equity method, because their aggregate amounts of net income or loss (equal to the equity share) and earned surplus (equal to the equity share) do not have a significant effect on the consolidated financial statements.

3. Matters concerning the business years of the consolidated subsidiaries

The date of the closing of accounts of Nippon Travel Agency Co., Ltd. is December 31 of each year and its financial statements as of the date of the closing of accounts are used for the purpose of preparing the consolidated financial statements. Significant transactions up to the date of the closing of consolidated accounts are adequately adjusted for the purpose of consolidation.

The date of the closing of accounts of any other consolidated subsidiary is March 31 of each year, which corresponds to the date of the closing of consolidated accounts.

4. Matters concerning the accounting standards

(1) Basis and method of valuation of important assets:

(i) Marketable securities:

Other marketable securities:

Those with market value:	At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined principally by the moving average method.)
Those without market value:	At cost, determined principally by the moving average method

(ii) Inventories:

Goods:	At cost, determined principally by the retail inventory method and the latest purchase cost method.
Real estate for sale:	At cost, determined by the identified cost method
Work in process:	At cost, determined principally by the identified cost method
Materials and supplies:	At cost, determined by the moving average method

(2) Method of depreciation of important depreciable assets:

(i) Tangible fixed assets:

Tangible fixed assets are depreciated principally by the declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

(ii) Intangible fixed assets:

Intangible fixed assets are depreciated by the straight-line method.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Method of treatment of deferred assets:

Bond issue costs and bond discounts are booked in full as costs at the time of payment.

Business commencement expenses and development expenses of the consolidated subsidiaries are amortized equally in each year (over five years) as stipulated in the Commercial Code of Japan.

(4) Basis for accounting for allowances and accrued liabilities:

(i) Allowance for doubtful accounts:

To meet losses from loan default, the Group sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(ii) Allowance for bonuses:

To meet the payment of bonuses to employees, the Group sets aside an estimated amount of bonuses to be paid for each current business year.

(iii) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Group provides an amount, based on estimated retirement benefit obligations and pension plan assets as of the close of each current business year.

The difference of ¥321,242 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized principally on a straight line basis for a period of 10 years.

Actuarial differences are treated principally as expenses from the business year next following the business year when such differences occur, and are amortized principally on a straight line basis for a specific period of years (principally 10 years) not exceeding the average remaining years of service of employees when such differences occur.

(5) Accounting treatment of proceeds from construction contract:

For the purpose of construction to elevate railway tracks and other works for its railway operations, the Company receives from local municipal entities contributions to pay for part of such construction.

An amount equivalent to such contributions is deducted directly from acquisition costs of the fixed assets so acquired upon the completion of such construction.

In the consolidated statement of income, the Group accounts for such contributions received for construction as an extraordinary profit and such amount directly deducted from acquisition costs of the fixed assets, as a loss on reduction entry of proceeds from construction, as an extraordinary expense.

(6) Accounting standard for impairment of fixed assets (change of an accounting policy)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 8, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) have become applicable to consolidated financial statements for the business year ended March 31, 2004. Accordingly, the Group has applied the standard and the guidance, effective from the business year under review. As a result, income before income tax decreased by 4,429 million yen.

Accumulated losses on impairment of fixed assets are deducted directly from the amount of each asset.

(7) Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

5. Matters concerning the valuation of assets and liabilities of consolidated subsidiaries:

Assets and liabilities of consolidated subsidiaries are valuated based on the overall market value method.

6. Matters concerning the amortization of consolidation adjustments

Consolidation adjustments are amortized equally over five years.

Notes

(Consolidated balance sheet)

1. The numeric figures disregard amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets: ¥2,420,952 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥419,147 million

4. Assets pledged:

Deposits	¥230 million
Buildings and structures	¥31,932 million
Land	¥190 million
Investment in securities	¥323 million

In addition, pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all bonds (¥200,000 million).

5. Guarantees of loans: ¥6,377 million

6. Contingent liabilities relating to in-substance defeasance on bonds: ¥25,000 million

(Consolidated statement of income)

1. The numeric figures disregard amounts less than one million yen.

2. Net income per share: ¥29,462.96

BALANCE SHEET
(As of March 31, 2005)

ASSETS	(million yen)
Current assets:	127,971
Cash	36,771
Railway fares receivable	15,905
Accounts receivable	16,090
Accrued income	3,895
Short-term loans	20,354
Real estate for sale	16
Materials and supplies	4,604
Prepaid expenses	1,820
Deferred tax assets	15,073
Other current assets	13,620
Less allowance for doubtful accounts	(183)
Fixed assets:	1,970,104
Fixed assets for railway operations	1,550,306
Fixed assets for ferry services	172
Fixed assets for related businesses	55,944
Other relevant fixed assets	77,420
Construction in progress	67,825
Investments and other assets	218,436
Stocks of subsidiaries	97,708
Investment securities	39,916
Long-term loans receivable	14,265
Long-term prepaid expenses	3,466
Long-term deferred tax assets	61,608
Other investments and advances	2,267
Less allowance for doubtful accounts	(796)
TOTAL ASSETS	2,098,076

LIABILITIES

Current liabilities:	475,795
Short-term borrowings	108,978
Current portion of long-term debt	21,476
Current portion of long-term payables for acquisition of railway properties	38,623
Current portion of long-term payables	5,842
Other accounts payable	105,366
Accrued expenses	19,004
Accrued consumption taxes.	2,430
Accrued corporate taxes, etc.	16,597
Railway deposits received	2,653
Deposits	11,590
Prepaid railway fares received	30,381
Advances received	83,380
Prepaid income received	152
Allowance for bonuses	28,950
Other current liabilities	67
Long-term liabilities:	1,148,266
Bonds	220,000
Long-term debt	206,645
Long-term payables for acquisition of railway properties	499,794
Other long-term payable	21,833
Retirement allowances for employees	181,718
Other long-term liabilities	18,275
TOTAL LIABILITIES	1,623,761

SHAREHOLDERS' EQUITY

Common stock:	100,000
Capital surplus:	55,000
Capital reserve	55,000
Retained earnings:	315,492
Retained earnings reserve	11,327
Voluntary reserve	217,647
Reserve for advanced depreciation of fixed assets	7,647
General reserve	210,000
Unappropriated retained earnings for the year	86,518
Evaluation differences on stock, etc.	3,822
TOTAL SHAREHOLDERS' EQUITY	474,315
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,098,076

STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

(million yen)

Recurring profit and expenses		
Operating revenues and expenses:		
Railway operations		
Operating revenues	828,314	
Operating expenses	729,635	
Operating income		98,678
Ferry services		
Operating revenues	381	
Operating expenses	433	
Operating loss		52
Related businesses		
Operating revenues	17,781	
Operating expenses	6,350	
Operating income		11,430
Operating income		110,057
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	543	
Other income	4,506	5,049
Non-operating expenses		
Interest expenses	40,474	
Other expenses	252	40,727
Recurring profit		74,379
Extraordinary profit and expenses		
Extraordinary profits:		
Proceeds from construction contract	38,919	
Gain on sale of investment securities	20,934	
Others	13,773	73,628
Extraordinary expenses:		
Loss on reduction entry of proceeds from construction	38,526	
Loss on disposition of fixed assets	11,282	
Others	16,068	65,877
Income before income tax		82,130
Corporation, inhabitant and enterprise taxes		34,877
Income taxes-deferred		(752)
Net income		48,005
Unappropriated retained earnings brought forward from the previous year		43,512
Interim dividends		5,000
Unappropriated retained earnings for the year		86,518

Significant Accounting Policies

1. Basis and method of valuation of marketable securities:

Stocks of subsidiaries and affiliates: At cost, determined by the moving average method

Other marketable securities:

Those with market value: At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)

Those without market value: At cost, determined by the moving average method

2. Basis and method of evaluation of inventories:

Real estate for sale: At cost, determined by the identified cost method

Materials and supplies: At cost, determined by the moving average method

3. Method of depreciation of tangible fixed assets:

Declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

4. Method of treatment of deferred assets:

Bond issue costs and bond discounts are booked in full as costs at the time of payment.

5. Basis for accounting for allowances and accrued liabilities:

(1) Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(2) Allowance for bonuses:

To meet the payment of bonuses to employees, the Company sets aside an estimated amount of bonuses to be paid for each current business year.

(3) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations as of the close of each current business year.

The difference of ¥301,642 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized on a straight line basis for a period of 10 years.

Actuarial differences are treated as expenses from the business year next following the business year when such differences occur, and are amortized on a straight line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such differences occur.

6. Accounting treatment of proceeds from construction contract:

For the purpose of construction to elevate railway tracks and other works for its railway operations, the Company receives from local municipal entities contributions to pay for part of such construction. An amount equivalent to such contributions is deducted directly from acquisition costs of the fixed assets so acquired upon the completion of such construction.

In the statement of income, the Company accounts for such contributions received for construction as an extraordinary profit and such amount directly deducted from acquisition costs of the fixed assets, as a loss on reduction entry of proceeds from construction, as an extraordinary expense.

7. Accounting standard for impairment of fixed assets (change of an accounting policy)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 8, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) have become applicable to financial statements for the business year ended March 31, 2004. Accordingly, the Company has applied the standard and the guidance, effective from the business year under review. As a result, income before income tax decreased by 3,901 million yen.

Accumulated losses on impairment of fixed assets are deducted directly from the amount of each asset.

8. Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

9. The balance sheet and statement of income are prepared based on the Regulations to Enforce the Commercial Code of Japan as amended and the Accounting Regulations of Railway Business.

Notes

(Balance sheet)

1. The numeric figures disregard amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets: ¥2,237,987 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥419,147 million

4. Total amount of fixed assets by item:

Tangible fixed assets	¥1,669,504 million
Land	¥645,608 million
Buildings	¥121,681 million
Structures	¥650,727 million
Rolling Stock	¥176,186 million
Others	¥75,300 million
Intangible fixed assets	¥14,339 million

5. Long-term receivables from subsidiaries: ¥13,242 million

6. Short-term receivables from subsidiaries: ¥16,392 million

7. Long-term payables to subsidiaries: ¥24,293 million

8. Short-term payables to subsidiaries: ¥147,482 million

9. Assets pledged:

   Pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all secured bonds (¥200,000 million).

10. Guarantees of loans: ¥27,253 million

11. Contingent liabilities relating to in-substance defeasance on bonds: ¥25,000 million

12. Net assets as provided for in Article 124, paragraph 3 of the Regulations to Enforce the Commercial Code of Japan: ¥3,822 million

(Statement of income)

1. The numeric figures disregard amounts less than one million yen.

2.	Operating revenues:		¥846,477 million
3.	Operating expenses:	Delivery expenses and cost of sales:	¥532,240 million
		Railway operations	¥531,832 million
		Ferry services	¥355 million
		Related businesses	¥52 million
		Selling, general and administrative expenses:	¥79,819 million
		Railway operations	¥76,932 million
		Ferry services	¥46 million
		Related businesses	¥2,839 million
		General tax:	¥29,760 million
		Depreciation expenses:	¥94,599 million
4.	Transactions with subsidiaries:		
		Operating revenues:	¥34,054 million
		Operating expenses:	¥88,764 million
		Transactions other than ordinary business:	¥62,864 million
5.	Net income per share:		¥24,002.61

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	86,518,125,757
Reversal of reserve for advanced depreciation of fixed assets:	806,489,089
Total:	87,324,614,846
To be appropriated as follows:	
Cash dividends: (¥3,500 per share)	7,000,000,000
Bonuses to Directors and Corporate Auditors: (Bonuses to Corporate Auditors:	- -)
Voluntary reserve:	32,141,691,911
Reserve for advanced depreciation of fixed assets:	2,141,691,911
General reserve:	30,000,000,000
Retained earnings to be carried forward to the next year:	48,182,922,935

(Note) On December 10, 2004, interim dividends of ¥5,000,000,000 (¥2,500 per share) were paid.

Copy of Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

May 9, 2005

The Board of Directors
West Japan Railway Company

Shin Nihon & Co.

Kenji Takeyama (seal)
Specified and Executive Partner
Certified Public Accountant

Takayuki Nishida (seal)
Specified and Executive Partner
Certified Public Accountant

Takashi Hashidome (seal)
Specified and Executive Partner
Certified Public Accountant

Kiyokazu Furuta (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated balance sheet and the consolidated statement of income of West Japan Railway Company (the "Company"), applicable to its 18th business year from April 1, 2004 to March 31, 2005 pursuant to Article 19-2, paragraph 3 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes our audit procedures on the Company's subsidiaries or consolidated subsidiaries, which we considered necessary.

Based on our audit, we are of the opinion that the above consolidated financial statements present fairly the financial position and profit and loss of the corporate group comprised of West Japan Railway Company and its consolidated subsidiaries in conformity with the related

laws and ordinances and the Articles of Incorporation of the Company.

As stated in item 4 (6) of the Important Information Constituting the Bases of Preparation of Consolidated Financial Statements, the Company and its consolidated subsidiaries have applied the Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets") and the "Guidance on Accounting Standard for Impairment of Fixed Assets", effective from the consolidated business year under review. The change in the accounting policy is considered proper as the Company has followed the Accounting Standard and the Guidance on Accounting Standard that have become applicable as from the consolidated business year ended March 31, 2004.

In addition, a subsequent event is stated in the business report with regard to the accident caused by a rapid train of the Company in which it derailed between Tsukaguchi and Amagasaki on the Fukuchiyama Line on April 25, 2005.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

- END -

Copy of Corporate Auditors' Report

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Corporate Auditors of the Company, upon receipt from each Corporate Auditor of his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 18th business year from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Corporate Auditors in Outline:

Each Corporate Auditor, in accordance with the audit policy, etc., as determined by the Board of Corporate Auditors, received from Directors, etc. and the Independent Auditors reports and explanations on, and audited, the consolidated financial statements.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Independent Auditors, Shin Nihon & Co., are proper.

May 9, 2005

The Board of Corporate Auditors
West Japan Railway Company

Toshifumi Shiba (seal)
Full-time Corporate Auditor

Tsutomu Iwasaki (seal)
Full-time Corporate Auditor

Kazuo Yoshida (seal)
Corporate Auditor

(Notes) 1. Full-time Corporate Auditor Tsutomu Iwasaki and Corporate Auditor Kazuo Yoshida are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations of Japan.

2. Corporate Auditor Josei Ito passed away on April 21, 2005. Hence, he did not affix his signature and seal to this auditors' report.

Copy of Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

May 9, 2005

The Board of Directors
West Japan Railway Company

Shin Nihon & Co.

Kenji Takeyama (seal)
Specified and Executive Partner
Certified Public Accountant

Takayuki Nishida (seal)
Specified and Executive Partner
Certified Public Accountant

Takashi Hashidome (seal)
Specified and Executive Partner
Certified Public Accountant

Kiyokazu Furuta (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the business report (accounting portion only), the statement of proposed appropriation of retained earnings, and the supplementary financial schedules (accounting portion only) of West Japan Railway Company (the "Company"), applicable to its 18th business year from April 1, 2004 to March 31, 2005 pursuant to Article 2, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan. The accounting portions of the business report and of the supplementary financial schedules which we audited were based on the financial data in the Company's accounting records. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes our audit procedures on the Company's subsidiaries, which we considered necessary.

Our opinion, based on our audit, is as follow:

(1) The balance sheet and the income statement present fairly the financial position and profit and loss of the Company in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

As stated in item 7 of the Significant Accounting Policies, the Company has applied the Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets") and the "Guidance on Accounting Standard for Impairment of Fixed Assets", effective from the business year under review. The change in the accounting policy is considered proper as the Company has followed the Accounting Standard and the Guidance on Accounting Standard that have become applicable as from the business year ended March 31, 2004.

(2) The business report (accounting portion only) presents fairly the status of the Company in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

(3) The statement of proposed appropriation of retained earnings has been prepared in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

(4) With respect to the supplementary financial schedules (accounting portion only), there is nothing to be pointed out under the provisions of the Commercial Code.

In addition, a subsequent event is stated in the business report with regard to the accident caused by a rapid train of the Company in which it derailed between Tsukaguchi and Amagasaki on the Fukuchiyama Line on April 25, 2005.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

- END -

Copy of Corporate Auditors' Report

AUDITORS' REPORT

We, the Board of Corporate Auditors of the Company, upon receipt from each Corporate Auditor of his method and results of auditing the performance by Directors of their duties during the 18th business year from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Corporate Auditors in Outline:

Each Corporate Auditor, in accordance with the audit policy, audit plan, etc., as determined by the Board of Corporate Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc. reports on the state of execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations and made investigation into the state of their activities and property whenever necessary. We also required the Independent Auditors to render reports on and accounts of their audit and examined the financial statements and the supplementary financial schedules.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports on and made a full investigation.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Independent Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with the related laws, ordinances and the Articles of Incorporation of the Company;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the supplementary financial schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including their duties with regard to the subsidiaries, no dishonest act or

material fact of violation of the related laws, ordinances or the Articles of Incorporation of the Company exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

May 9, 2005

The Board of Corporate Auditors
West Japan Railway Company

Toshifumi Shiba (seal)
Full-time Corporate Auditor

Tsutomu Iwasaki (seal)
Full-time Corporate Auditor

Kazuo Yoshida (seal)
Corporate Auditor

(Notes) 1. Full-time Corporate Auditor Tsutomu Iwasaki and Corporate Auditor Kazuo Yoshida are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations of Japan.

2. Corporate Auditor Josei Ito passed away on April 21, 2005. Hence, he did not affix his signature and seal to this auditors' report.

Consolidated Statement of Retained Earnings
(For the period from April 1, 2004 to March 31, 2005)

(million yen)

(Capital surplus)	
I. Balance of capital surplus at beginning of the period	55,000
II. Balance of capital surplus at end of the period	55,000
(Retained earnings)	
I. Balance of retained earnings at beginning of the period	319,491
II. Increase in retained earnings	59,005
1. Net income	58,996
Others	9
III. Decrease in retained earnings	13,193
1. Cash dividends	13,000
2. Directors' bonuses	193
(Bonuses to Corporate Auditors)	(24)
IV. Balance of retained earnings at end of the period	365,303

(Note) The numeric figures disregard amounts less than one million yen.

Consolidated Statement of Cash Flows
(For the period from April 1, 2004 to March 31, 2005)

(million yen)

I. Cash flows from operating activities:	142,970
Income before income tax	105,411
Depreciation	113,682
Others	(76,123)
II. Cash flows from investing activities:	(84,918)
Free cash flows	58,052
III. Cash flows from financing activities:	(66,480)
Net (decrease) increase in cash and cash equivalents	(8,413)

(Note) The numeric figures disregard amounts less than one million yen.

FILE NO. 82-34777

(Translation)

June 23, 2005

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 18th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Takeshi Kakiuchi
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

Matters for reporting:

1. **Report on the business report, consolidated balance sheet, consolidated statement of income, balance sheet and statement of income for the 18th business year (from April 1, 2004 to March 31, 2005).**

   The particulars of the above consolidated financial statements and financial statements were reported to the meeting.

2. **Report on the results of audit of the consolidated financial statements for the 18th business year by the independent auditors and the Board of Corporate Auditors.**

   The particulars of the above results of audit were reported to the meeting.

Matters for resolution:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 18th business year

The proposition was approved and adopted as proposed. The dividends were determined to be ¥3,500 per share.

Proposition No. 2: Election of four (4) Directors

The proposition was approved and adopted as proposed. Messrs. Masao Yamazaki, Noboru Koide, Takashi Kondo and Satoru Sone, four (4) in all, were newly elected and all of them assumed office.

Mr. Satoru Sone meets the requirements for external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 3: Election of one (1) Corporate Auditor

The proposition was approved and adopted as proposed. Mr. Ikuo Uno was newly elected as Corporate Auditor and assumed office.

Mr. Ikuo Uno is an external auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan.

- END -

Feb 1, 2005
Last posted on Feb 1, 2005

West Japan Railway Company

Flash Report (Consolidated Basis)

Results for the nine months ended December 31, 2004

Forward-Looking Statements

Statements made in this release with respect to JR-West's plans, objectives, strategies, beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management expectations, assumptions, estimates and beliefs in light of the information currently available to it. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the following:

- economic recession, deflation, declines in population or other factors that negatively affect our businesses;
- adverse changes in governmental regulations and guidelines;
- service improvements and decreases in price among competitors;
- declines in operating revenues or unexpected increases in costs;
- liability or adverse publicity associated with property or casualty losses; and
- earthquake and other natural disaster risks.

Information for which the date is not specified in this release is as of February 1, 2005. JR-West does not undertake to revise forward-looking statements to reflect future events or circumstances.

The contents of this document were, to be best of our knowledge, current and accurate as of February 1, 2005. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on February 1, 2005 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to update, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

1. Items related to the preparation of this summary of quarterly results

(1) Adoption of simplified accounting methods: No

(2) Changes in accounting methods from the previous consolidated fiscal year: Yes

Early adoption of "Accounting Standards Related to the Impairment of Fixed Assets."

(3) Changes in consolidated financial conditions

Number of consolidated subsidiaries added: 1

Number of consolidated subsidiaries removed: 1

2. Results for the nine months ended December 31, 2004 (from April 1, 2004 to December 31, 2004)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the same period of the previous year)		**Operating income** (% change from the same period of the previous year)		**Recurring profit** (% change from the same period of the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Nine months ended December 31, 2004	910,526	(0.6)	111,494	(4.0)	81,265	(8.3)
Nine months ended December 31, 2003	904,948	(-)	107,242	(-)	75,003	(-)
(Reference) Year ended March 31, 2004	1,215,735		126,930		85,863	

	Net income (% change from the same period of the previous year)		**Net income per share**	**Net income per share after dilution**
	Millions of yen		Yen	Yen
Nine months ended December 31, 2004	57,143	(24.1)	28,584.43	-
Nine months ended December 31, 2003	46,035	(-)	23,028.06	-
(Reference) Year ended March 31, 2004	47,016		23,423.19	-

(2) Financial Position

	Total assets	**Total shareholders' equity**	**Shareholders' equity ratio**	**Shareholders' equity per share**
	Millions of yen	Millions of yen	%	Yen
As of December 31, 2004	2,360,315	522,670	22.1	261,450.74
As of December 31, 2003	2,421,419	477,840	19.7	239,025.82
(Reference) As of March 31, 2004	2,410,358	479,762	19.9	239,876.24

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at the end of the third quarter
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Nine months ended December 31, 2004	85,628	-27,113	-37,169	92,015
Nine months ended December 31, 2003	72,057	-67,255	-11,655	83,255
(Reference) As of March 31, 2004	140,229	-91,691	-67,991	70,655

3. Forecasts for fiscal 2005 (from April 1, 2004 to March 31, 2005)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Fiscal year	1,219,300	93,500	57,200	28,517.15

(Reference)
Forecasts for fiscal 2005 on a non-consolidated basis (from April 1, 2004 to March 31, 2005)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Fiscal year	846,000	74,000	48,000	23,949.50

* See cautionary statement regarding Forward-Looking Statements on the front page of this report with respect to some risks and uncertainties that may cause actual results of differ from these forecasts.

Performance Highlights

Consolidated Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

Operating revenues: ¥910.5 billion
Operating income: ¥111.4 billion
Recurring profit: ¥81.2 billion
Net income: ¥57.1 billion

1. Results by Business Segment (Consolidated Basis)

1) *Transportation Operations*
JR-West worked with both "hard" and "soft" tools to ensure the safety and reliability of its operations, which it regards as essential for a healthy railway. JR-West endeavored to raise employee awareness of safety by establishing regular "Safety Promotion Days" and to enhance the professional abilities of each employee by offering practical job-related training and instruction through its training centers. We also made improvements to railway crossings and emergency-stop buttons installed on railway platforms.

JR-West actively promoted its Sanyo Shinkansen services, striving to expand its share in areas where it competes with airlines by running television commercials targeting the use of Sanyo Shinkansen services for family vacations and business trips, expanding the scope of *Nozomi* early reservation discount tickets, and introducing attractively priced travel packages. In addition, JR-West continued to develop the "Discover West" campaign, which focuses on promoting travel mainly from the Tokyo metropolitan area to western Japan and was launched in fiscal 2004, holding its first presentation in Tokyo on tourist attractions in western Japan.

In its Urban Network services, JR-West worked to promote the ICOCA IC card system, which was introduced in November 2003, focusing on increasing the number of cardholders. On August 1, 2004, we enabled ICOCA and East Japan Railway Company's (JR-East's) Suica cards to be used interchangeably and introduced ICOCA cards designed for children. In addition, JR-West implemented timetable revisions in October 2004 to make its Urban Network services more convenient and attractive by increasing departures of and adding new stops to limited express commuter trains and increasing departures on the JR Kyoto Line during rush hours.

JR-West took various initiatives to boost ridership on its intercity and regional lines. Working with JR-East, we strategically developed the "Japanese Beauty Hokuriku" campaign in line with the implementation of spring timetable revisions focused on reducing travel times between the Tokyo metropolitan area and the Hokuriku region. JR-West also ran television commercials in the Tokyo metropolitan area showcasing its intercity and regional services.

Unfortunately, services on the Sanyo Shinkansen and many other routes had to be temporarily suspended due to natural disasters, including a series of typhoons. Torrential rains in July 2004 caused substantial damage, washing away bridge supports on the Etsumi Hoku Line, and despite our concerted efforts to restore operations promptly, services between Ichijodani and Miyama remain suspended.

As part of efforts to improve customer service, we established the JR-West Customer Center, which responds to a wide range of inquiries, and worked to create more customer-friendly railway environments by expanding barrier-free facilities, making improvements to platform waiting areas, and beautifying station restrooms.

In its bus operations, JR-West worked to enhance customer convenience by establishing new highway bus routes, including daytime express service between Yokohama and Osaka and between Hiroshima and Kyoto as well as express service between Osaka and Naruto/Awaji, and introducing a telephone reservation service for customers using its highway bus routes between Kyoto/Osaka/Kobe and Tokyo.

As a result, operating revenues for Transportation Operations edged up 0.4%, to ¥635.7 billion, and operating income climbed 3.6%, to ¥88.3 billion, compared with the same period of the previous fiscal year.

2) ***Sales of Goods and Food Services***

As part of efforts to boost the competitiveness of its stations under the "NexStation Plan," which was formulated in fiscal 2003, JR-West worked to expand its business in stations by opening a shopping area called "CENTRAL COURT" in Osaka Station and "Daily?in" mini-convenience stores in 13 stations, including Sannomiya and Tennoji stations. In addition, JR-West endeavored to enhance revenues at JR Kyoto Isetan by increasing the number of days with extended store hours.

As a result, operating revenues for the Sales of Goods and Food Services segment increased 2.2%, to ¥174.8 billion; however, operating income dipped 4.1%, to ¥4.6 billion, compared with the same period of the previous fiscal year.

3) ***Real Estate***

JR-West's efforts to develop its operations in and around stations included the opening of Station Plaza Akashi South, a shopping center at Akashi Station; the expansion of floor space at and the remodeling of J-Mall Rokkomichi, a shopping center at Rokkomichi Station; and the opening of a mini-station building with a business hotel, retail merchandise outlets, and eateries on the west side of Hiroshima Station. JR-West also strove to effectively utilize its assets through the development of condominiums and residential land. In addition, JR-West commenced renovations of Osaka Station in May 2004 as part of activities to completely revamp the station and develop its new North Building.

As a result, operating revenues for the Real Estate segment edged up 1.2%, to ¥52.9 billion, and operating income rose 6.6%, to ¥14.4 billion, compared with the same period of the previous fiscal year.

4) ***Other Businesses***

In its travel agency operations, JR-West carried out aggressive marketing initiatives that leveraged computer systems, including the introduction of an electronic customer relationship management (CRM) system to promote sales activities targeting specific customer segments as well as the establishment of a group travel marketing support system to foster the organizational development of group travel sales activities. In JR-West's hotel business, lodging operations remained strong, and steps were taken to secure revenues in reception/food and beverage operations, including holding various events and strengthening membership card perks. In its advertising agency business, JR-West worked to develop such new advertising media as advertisements displayed on the exterior of trains on the JR Osaka Loop Line.

As a result, operating revenues for the Other Businesses segment edged up 0.7%, to ¥173.7 billion, and operating income jumped 12.1%, to ¥3.7 billion, compared with the same period of the previous fiscal year.

2. Forecasts for the Full Fiscal Year Ending March 31, 2005

JR-West expects the operating environment to remain challenging and will implement various measures to leverage its management resources to secure stable earnings and profits and, in turn, maximize corporate value.

Consolidated results forecasts for the fiscal year ending March 31, 2005, are as follows:

Operating revenues: ¥1,219.3 billion
Operating income: ¥131.3 billion
Recurring profit: ¥93.5 billion
Net income: ¥57.2 billion

3. Financial Position

(1) Cash flows from operating activities

Cash provided by operating activities amounted to ¥85.6 billion, up ¥13.5 billion from the same period of the previous fiscal year, owing mainly to a rise in income before income tax adjustments.

(2) Cash flows from investing activities

Cash used in investing activities totaled ¥27.1 billion, down ¥40.1 billion from the same period of the previous fiscal year. Although JR-West made capital investments in new rolling stock, other equipment to promote reliable transport, and improvements in transport capacity, much of this was financed through the sale of investment securities.

(3) Cash flows from financing activities

Cash used in financing activities increased ¥25.5 billion from the same period of the previous fiscal year, to ¥37.1 billion, due to a ¥23.8 billion reduction in long-term debt and the payment of cash dividends.

As a result of the aforementioned factors, cash and cash equivalents as of December 31, 2004 increased ¥21.3 billion, to ¥92.0 billion, compared with the end of the previous fiscal year.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	As of Dec.31, 2004	As of March 31, 2004	Change	As of Dec.31, 2003
ASSETS				
Current assets:				
Cash	92,675	71,317	21,357	84,047
Accounts receivable	36,494	35,747	747	34,525
Deferred tax assets	10,630	25,436	-14,805	12,304
Other current assets	85,784	69,865	15,919	85,697
Total current assets	**225,584**	**202,366**	**23,218**	**216,574**
Fixed assets:				
Property, plant and equipment	**1,988,286**	**2,062,505**	**-74,219**	**2,054,453**
Investments and other assets:	**146,443**	**145,482**	**961**	**150,376**
Investment securities	53,262	56,188	-2,926	55,627
Deferred tax assets	71,512	65,030	6,482	71,031
Other investments and assets	21,668	24,263	-2,594	23,716
Total fixed assets	**2,134,729**	**2,207,988**	**-73,258**	**2,204,829**
Deferred assets	**1**	**4**	**-3**	**16**
Total assets	**2,360,315**	**2,410,358**	**-50,043**	**2,421,419**

	Millions of yen			
	As of Dec.31, 2004	As of March 31, 2004	Change	As of Dec.31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	56,522	96,997	-40,474	103,125
Accounts payable	48,623	84,926	-36,303	48,672
Other current liabilities	338,151	363,018	-24,867	332,387
Total current liabilities	**443,297**	**544,942**	**-101,645**	**484,185**
Long-term liabilities:				
Bonds and long-term debt	1,058,173	1,041,549	16,624	1,094,852
Retirement allowances for employees	204,295	208,934	-4,639	175,564
Other long-term liabilities	106,963	111,572	-4,608	166,262
Total long-term liabilities	**1,369,432**	**1,362,056**	**7,376**	**1,436,678**
Total liabilities	**1,812,729**	**1,906,998**	**-94,268**	**1,920,864**
Minority interest	**24,916**	**23,598**	**1,317**	**22,714**
Shareholders' equity				
Capital stock	100,000	100,000	-	100,000
Capital surplus	55,000	55,000	-	55,000
Consolidated retained earnings	363,450	319,491	43,959	318,447
Evaluation differences on other securities	**4,546**	5,597	**-1,051**	4,719
Treasury stock	**-327**	-327	-	-327
Total shareholders' equity	**522,670**	**479,762**	**42,907**	**477,840**
Total liabilities, minority interest, and shareholders' equity	**2,360,315**	**2,410,358**	**-50,043**	**2,421,419**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Change	(Reference) FY 2004
Operating revenues	910,526	904,948	5,577	**1,215,735**
Operating expenses	799,031	797,705	1,325	**1,088,804**
Operating income	111,494	107,242	4,251	**126,930**
Nonoperating revenues	2,493	2,700	-206	**7,336**
Nonoperating expenses	32,723	34,940	-2,216	**48,403**
Recurring profit	81,265	75,003	6,262	**85,863**
Extraordinary profits	57,074	34,942	22,131	**110,915**
Extraordinary losses	37,008	31,109	5,899	**108,044**
Income before income taxes	101,330	78,835	22,494	88,734
Corporation, inhabitants and enterprise taxes	42,347	31,837	10,510	39,799
Minority interests in earnings of consolidated subsidiaries	1,839	962	876	1,918
Net income	57,143	46,035	11,107	47,016

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Change	(Reference) FY 2004
I. Cash flows from operating activities				
Net cash provided by operating activities	85,628	72,057	13,570	140,229
II. Cash flows from investing activities				
Purchases of property, plant and equipment	-86,212	-101,329	15,117	-142,773
Other	59,098	34,073	25,024	51,081
Net cash used in investing activities	-27,113	-67,255	40,142	-91,691
III. Cash flows from financing activities				
Change in long-term borrowings, net	-23,850	-2,737	-21,113	-62,168
Other	-13,318	-8,918	-4,400	-5,823
Net cash used in fnancing activities	-37,169	-11,655	-25,513	-67,991
IV. Change in cash and cash equivalents, net	21,345	-6,853	28,199	-19,453
V. Cash and cash equivalents at beginning of the period	70,655	89,310	-18,655	89,310
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	14	798	-784	798
VII. Cash and cash equivalents at the end of the period	92,015	83,255	8,759	70,655

SEGMENT INFORMATION

1. Information by business segment

Nine months ended December 31, 2003 (from April 1, 2003 to December 31, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	632,935	171,122	52,308	172,540	1,028,907	(123,959)	904,948
Operating expenses	547,644	166,299	38,761	169,154	921,859	(124,154)	797,705
Operating income	85,290	4,823	13,547	3,385	107,047	194	107,242

Nine months ended December 31, 2004 (from April 1, 2004 to December 31, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	635,762	174,817	52,930	173,702	1,037,213	(126,687)	910,526
Operating expenses	547,441	170,193	38,492	169,907	926,035	(127,003)	799,031
Operating income	88,321	4,623	14,437	3,795	111,178	316	111,494

(Reference) Fiscal 2004 (from April 1, 2003 to March 31, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	844,258	229,815	69,987	257,233	1,401,294	(185,559)	1,215,735
Operating expenses	749,841	224,147	51,967	247,580	1,273,537	(184,733)	1,088,804
Operating income	94,417	5,667	18,019	9,653	127,757	(826)	126,930

Reference Materials

CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Change from the same period of the previous year
	<1.43>	<1.43>	
Operating revenues	910.5	904.9	5.5
Operating expenses	799.0	797.7	1.3
Operating income	111.4	107.2	4.2
Nonoperating revenues	-30.2	-32.2	2.0
Recurring profit	81.2	75.0	6.2
Extraordinary profit	20.0	3.8	16.2
Income before income taxes	1,01.3	78.8	22.4
Income taxes	42.3	31.8	10.5
Minority interests in consolidated subsidiaries	1.8	0.9	0.8
	<1.15>	<1.14>	
Net income	57.1	46.0	11.1

Note: Figures in parenthesis are the consolidated-to-parent ratio

SEGMENT INFORMATION (Reference)

	Billions of yen		
	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Change from the same period of the previous year
Transportation			
Operating revenues	635.7	632.9	2.8
Operating income	88.3	85.2	3.0
Sales of goods and food services			
Operating revenues	174.8	171.1	3.6
Operating income	4.6	4.8	-0.1
Real estate			
Operating revenues	52.9	52.3	0.6
Operating income	14.4	13.5	0.8
Other			
Operating revenues	173.7	172.5	1.1
Operating income	3.7	3.3	0.4

CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	As of Dec.31, 2004	As of March 31, 2004	Change
ASSETS			
Current assets:			
Total current assets	225.5	202.3	23.2
Fixed assets:			
Property, plant and equipment	1,928.5	1,994.8	-66.2
Construction in progress	59.7	67.7	-7.9
Investments and other assets	146.4	145.4	0.9
Total fixed assets	2,134,7	2,207.9	-73.2
Total assets	**2,360.3**	**2,410.3**	**-50.0**

	Billions of yen		
	As of Dec.31, 2004	As of March 31, 2004	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	56.5	96.9	-40.4
Accounts payable	386.7	447.9	-61.1
Total current liabilities	443.2	544.9	-101.6
Long-term liabilities:			
Bonds and Long-term debt	1,058.1	1,041.5	16.6
Retirement allowances for employees	204.2	208.9	-4.6
Deposits received	106.9	111.5	-4.6
Total long-term liabilities	1,369.4	1,362.0	7.3
Total liabilities	**1,812.7**	**1,906.9**	**-94.2**
Minority interests in consolidated subsidiaries	**24.9**	**23.5**	**1.3**
Capital stock	100.0	100.0	-
Capital surplus	55.0	55.0	-
Capital reserve	363.4	319.4	43.9
Evaluation differences on other securities	4.5	5.5	-1.0
Treasury stock	-0.3	-0.3	-
Total shareholders' equity	**522.6**	**479.7**	**42.9**
Total liabilities and shareholders' equity	**2,360.3**	**2,410.3**	**-50.0**

CONSOLIDATED STATEMENTS OF CASH FLOWS (Reference)

	Billions of yen		
	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Change from the same period of the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	101.3	78.8	22.4
Depreciation and amortization	84.0	84.6	-0.6
Loss on revaluation of fixed assets	3.9	-	3.9
Loss on reduction entry of proceeds from construction	26.7	21.4	5.3
Change in allowance for retirement benefits	-4.6	-6.2	1.6
Decrease in allowance for bonuses	-19.0	-19.6	0.6
Proceeds from construction contract	-26.8	-21.7	-5.1
Income taxes refunded	-53.2	-44.0	-9.2
Other	-26.6	-21.2	-5.3
Net cash provided by operating Activities (A)	85.6	72.0	13.5
II. Cash flows from investing activities			
Purchases of property, plant and equipment	-86.2	-101.3	15.1
Proceeds from construction contract	30.3	24.6	5.7
Gain on sales of investments in securities	26.4	8.5	17.8
Other (B)	2.2	0.9	1.3
Net cash used in investing activities	-27.1	-67.2	40.1
Free cash flow (C= A+B)	**58.5**	**4.8**	**53.7**
III. Cash flows from financing activities			
Change in long-term borrowings, net	-23.8	-2.7	-21.1
Increas in long-term debt	42.0	56.3	-14.3
Decrease in long-term debt	-65.8	-59.0	-6.8
Change in short-term debt	0.8	0.6	0.1
Cash dividends	-12.8	-9.8	-2.9
Other	-1.3	0.2	-1.6
Net cash used in financing activities (D)	-37.1	-11.6	-25.5
Total	**21.3**	**-6.8**	**28.1**
Change in cash and cash equivalents accompanying consolidation of additional subsidiaries (E)	**0**	**0.7**	**-0.7**
Change in cash and cash equivalents, net (F= C+D+E)	**21.3**	**-6.0**	**27.4**

CONSOLIDATED RESULTS FORECASTS FOR FISCAL 2005 (April 1, 2004 to March 31, 2005) (Reference)

	Billions of yen		
	FY 2005 Forecasts	FY 2004 Results	Change from the previous year
Operating revenues	<1.44>	<1.44>	
	[1,222.9]		
	1,219.3	1,215.7	3.5
Operating expenses	1,088.0	1,088.8	-0.8
Operating income	[131.3]		
	131.3	126.9	4.3
Nonoperating revenues	-37.8	-41.0	3.2
Recurring profit	[93.5]		
	93.5	85.8	7.6
Net income	<1.19>	<1.26>	
	[57.2]		
	57.2	47.0	10.1

Notes:

1. The figures in "[ ]" are results forecasts announced on November 5, 2004.
2. The figures in "< >" are the consolidated-to-parent ratio

RESULTS FORECASTS BY BUSINESS SEGMENTS (Reference)

	Billions of yen		
	FY 2005 Forecasts	FY 2004 Results	Change from the previous year
Transportation			
Operating revenues	845.3	844.2	1.0
Operating income	99.3	94.4	4.8
Sales of goods and food services			
Operating revenues	230.9	229.8	1.0
Operating income	4.9	5.6	-0.7
Real estate			
Operating revenues	70.6	69.9	0.6
Operating income	18.4	18.0	0.4
Other			
Operating revenues	259.6	257.2	2.3
Operating income	9.8	9.6	0.1

NON-CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Change from the same period of the previous year
Operating revenues:			
Transportation	565.6	565.1	0.5
Transportation incidentals	16.9	17.1	-0.1
Other operations	13.4	13.9	-0.4
Miscellaneous	39.8	37.6	2.2
	635.9	**633.8**	**2.1**
Operating expenses:			
Personnel costs	216.0	220.2	-4.2
Non personnel costs	209.0	201.7	7.3
Rental payments	18.4	23.3	-4.8
Taxes	26.0	24.7	1.2
Depreciation	70.0	70.2	-0.2
	539.6	**540.4**	**-0.7**
Operating income:	**96.2**	**93.3**	**2.9**
Non operating loss:			
Non operating revenues	1.4	1.2	0.1
Non operating expenses	**30.7**	32.8	**-2.0**
	-29.2	**-31.5**	**2.2**
Recurring profit:	**66.9**	**61.8**	**5.1**
Extraordinary income:			
Extraordinary profit	51.8	34.0	17.7
Extraordinary loss	34.4	29.1	5.3
	17.3	**4.9**	**12.3**
Income before income taxes	**84.3**	**66.7**	**17.5**
Income taxes			
Current	**27.1**	29.1	**-1.9**
Deferred	**7.6**	-2.6	**10.2**
	34.8	**26.5**	**8.3**
Net income	**49.4**	**40.2**	**9.2**

NON-CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	As of Dec.31, 2004	As of March 31, 2004	Change
ASSETS			
Current assets:			
Total current assets	144.7	115.7	29.0
Fixed assets:			
Fixed assets for railway operations	1,681.8	1,723.3	-41.4
Construction in progress	57.8	66.8	-9.0
Investments and advances	216.5	220.9	-4.4
Total fixed assets	1,956.2	2,011.1	-54.9
Total assets	**2,100.9**	**2,126.8**	**-25.8**

	As of Dec.31, 2004	As of March 31, 2004	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	47.9	89.9	-41.9
Accounts payable	376.3	426.9	-50.5
Total current liabilities	424.3	516.9	-92.5
Total long-term liabilities:			
Bonds and long-term debt	997.0	974.0	22.9
Retirement allowances for employees	186.3	191.6	-5.2
Long-term payables for leased railway facilities	17.2	4.8	12.4
Total long-term liabilities	1,200.7	1,170.6	30.1
Total liabilities	**1,625.0**	**1,687.5**	**-62.4**
Capital stock	100.0	100.0	-
Capital surplus	55.0	55.0	-
Retained earnings:			
Earned reserves	11.3	11.3	-
Contributions for construction deducted from acquisition costs of property, plant and equipment	7.6	3.4	4.2
Other reserves	210.0	190.0	20.0
Unappropriated income for current year	87.9	75.8	12.1
Total retained earnings	**316.9**	**280.5**	**36.3**
Evaluation differences on other securities	4.0	**3.7**	**0.2**
Total shareholders' equity	**475.9**	**439.3**	**36.5**
Total liabilities and shareholders' equity	**2,100.9**	**2,126.8**	**-25.8**

NON-CONSOLIDATED RESULTS FORECASTS FOR FISCAL 2005
(April 1, 2004 to March 31, 2005) (Reference)

	Billions of yen		
	FY 2005 Forecasts	FY 2004 Results	Change from the same period of the previous year
Operating revenues:			
Transportation	751.0	750.8	0.1
Miscellaneous	95.0	95.0	-0.0
	[848.3]		
	846.0	**845.8**	**0.1**
Operating expenses	[738.3]		
	736.0	740.4	-4.4
Operating income	[110.0]		
	110.0	105.4	4.5
Non operating loss	-36.0	-40.4	4.4
Recurring profit	[74.0]		
	74.0	65.0	8.9
Net income	[48.0]		
	48.0	37.1	10.8

Notes:

The figures in "[ ]" are results forecasts announced on November 5, 2004.